UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 8, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON JULY 28, 2016

Date, Time and Place: Held on July 28, 2016, at 8:30 AM, at Rua Fidêncio Ramos, no. 302, 4th floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly called pursuant to item 6 of its Internal Rules.

Attendance: The majority of the sitting members of the Board of Directors in attendance: Messrs. João Carvalho de Miranda (Vice Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, and Raul Calfat. The absence of the members Messrs José Luciano Duarte Penido and Victor Guilherme Tito was justified.

Meeting Board:                               Mr. João Carvalho de Miranda — Chairman of Meeting Board

Ms. Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the terms set forth in Article 17 of the Company’s Bylaws, (i) approve the review and ratification of the Internal Rules of the Company; (ii) approve the review and ratification of the Company’s Corporate Policies; and (iii) reelect the members of Company’s Board of Officers.

Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                 Approve the review of the following Internal Rules, which are available on the Company’s webpage and at the Company’s headquarters, pursuant to the Schedule I to these Minutes:

•                      Board of Directors’ Internal Rules;

•                      Board of Officers’ Internal Rules;

•                      Statutory Audit Committee’s Internal Rules;

•                      Sustainability Committee’s Internal Rules; and

•                      Innovation Committee’s Internal Rules.

The Board of Directors also decide to ratify the Personnel and Remuneration Committee’s Internal Rules, which is available on the Company’s webpage and at the Company’s headquarters.

(ii)              Ratify the following Corporate Policies of the Company, which are available on the Company’s website and at the Company’s headquarters:

•                  Information Disclosure Policy for the Capital Markets;

•                  Dividend Policy;

•                  Ombudsman Policy; and

•                  Policy on Genetically Modified Eucalyptus.

The Board of Directors also decide to approve the review of the following Corporate Policies of the Company, which are available on the Company’s webpage and at the Company’s headquarters, pursuant to the Schedule II to these Minutes:

•                  Policy of Authorities;

•                  Anti-corruption Policy;

•                  Policy of Transactions with Related Parties;

•                  Corporate Governance Policy;

•                  Risk Management Policy;

•                  Policy For Trading in Securities

•                  Market Risk Management Policy; and

•                  Indebtedness and Liquidity Management Policy.

(iii)           Under the terms of sections 17, item II, and 19 of the Company’s Bylaws, the following members of the Board of Officers were reelected for a term of one (1) year,

with effects as of August 22, 2016: Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of ID card RG no. 11.778.104-6, issued by SSP/SP, enrolled with the CPF/MF under no. 057.846.538-81, for the position of Chief Executive Officer, exercising the duties of executive management of the Company and of control and risks management and compliance; Aires Galhardo, Brazilian Citizen, married, businessman, bearer of ID card RG no. 24.854.223-0, issued by SSP/SP, enrolled with the CPF/MF under no. 249.860.458-81, for the position of Officer without specific designation, exercising the duties of forest management; Guilherme Perboyre Cavalcanti, Brazilian Citizen, married, economist, bearer of ID card RG no. 04.834.163-0, issued by IFP/RJ, enrolled with the CPF/MF under no. 010.981.437-10, for the position of Officer without specific designation, exercising the duties of investor relations and finance management; Henri Philippe Van Keer, Brazilian Citizen, married, engineer, bearer of ID card RG no. 21.067.471-9, issued by SSP/RJ, enrolled with the CPF/MF under no. 228.771.688-24, for the position of Officer without specific designation, exercising the duties of commercial and international logistics’ management; Luiz Fernando Torres Pinto, Brazilian Citizen, married, chemical engineer, bearer of ID card RG no. M-760.059, issued by SSP/MG, enrolled with CPF/MF under no. 060.920.087-93, for the position of Officer without specific designation, exercising the duties of management of human resources development; and Paulo Ricardo Pereira da Silveira, Brazilian Citizen, married, chemical engineer, bearer of ID card RG no. 5.014.825.854, issued by SSP/RS, enrolled with the CPF/MF under no. 347.892.940-72, for the position of Officer without specific designation, exercising the duties of management of industrial and engineering operations; all of them resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, Zip Code 04551-010.

The Officers elected herein declare, under penalty of law, that they are not involved in any of the crimes established in law that would prevent them from exercising commercial activities, and that they comply with all the requirements as provided in art. 1.011 of Law no. 10,406/2002, in art. 147 of Law no. 6,404/76 and in CVM Ruling no. 367/2002 for their investiture as members of the Company’s Board of Officers. The Officers will take office of their respective positions on August 22, 2016, upon signing the Instrument of Appointment as transcribed in the Company’s Book of Minutes of the Board of Officers’ Meetings and the declaration referred to in CVM

Ruling no. 367/2002. They also have signed the Instrument for Adhesion to the Listing Regulation of the Novo Mercado segment of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: João Carvalho de Miranda (Vice Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat and, also, Ms. Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, July 28, 2016.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

João Carvalho de Miranda	Claudia Elisete Rockenbach Leal
Chairman of Meeting Board	Secretary

Annexes

1 - POLICY FOR TRADING IN SECURITIES ISSUED BY FIBRIA CELULOSE S.A.

2 — EXERPT FROM INDEBTEDNESS MANAGEMENT POLICY

3 — EXERPT FROM THE RISK MANAGEMENT POLICY

4 — ANTI-CORRUPTION POLICY

5 — POLICY OF AUTHORITIES

6 — Transactions with Related Parties

7 — INTERNAL RULES OF THE BOARD OF DIRECTORS

8 — INTERNAL RULES OF THE BOARD OF OFFICERS

9 — INNOVATION COMMITTEE INTERNAL RULES OF FIBRIA CELULOSE S.A.

10 — INTERNAL RULES OF THE STATUTORY AUDIT COMMITTEE

11 — INTERNAL RULES OF THE SUSTAINABILITY COMMITTEE

12 — Corporate Governance Policy

13 — EXERPT FROM MARKET RISK MANAGEMENT POLICY

Annex 1 - POLICY FOR TRADING IN SECURITIES ISSUED BY FIBRIA CELULOSE S.A.

1.                                     OBJECTIVE

This Policy for Trading in Securities issued by Fibria Celulose S.A, (“Policy”) establishes guidelines and procedures to be followed by the Company and persons connected to it, for trading in securities issued by the Company or referenced to them, under the terms of CVM Instruction nº 358 of January 3, 2002, as amended. This Policy is in accordance with the following basic principles:

• Obedience to the legislation and regulation of the Comissão de Valores Mobiliários (CVM) and the Securities and Exchange Commission (SEC);

• Commitment with the best practices of corporate governance;

• Transparency and equality of treatment.

2.                                     COVERAGE

The Trading Policy must be followed by the following persons, hereinafter referred to as “Entailed Persons”:

2.1. Controlling Shareholders, direct or indirect; Administrators (officers and members of the Board of Directors, Fiscal Council and Statutory Audit Committee); and members of FIBRIA CELULOSE S.A. (“Fibria” or the “Company”)’s other Bodies with Technical and Advisory Functions;

2.2. Employees and Executives that, by virtue of their post, function or position in the Company and at its Parents, Subsidiaries and Associated Companies, have knowledge of information not yet disclosed to the market, relating to material acts or facts about Fibria;

2.3. Those who have a commercial, professional or trusted relation with the company, such as Independent Auditors and consultants;

2.4. Administrators who depart from the administration of the Company before the public disclosure of material acts or facts, initiated in their period of management, for a period of 6 months as of the date of departure or until disclosure of that material act or fact, whichever comes first;

2.5. Bound Persons: the persons who have the links indicated below with the persons cited in items 2.1, 2.2 and 2.4: (i) the spouse, from whom they are not judicially separated, or companion; (ii) any dependent included in the annual declaration of income tax; and (iii) companies directly or indirectly controlled by them.

3.                                     DEFINITIONS

3.1. Material Fact: For purposes of this Policy, it is considered as a material act or fact any decision of a controlling shareholder, resolution of a shareholders’ meeting or of Fibria’s administrative bodies, or any other politic-administrative, technical, business, or economic-financial act or fact that has occurred or that is related to its business, which may considerably influence:

I - the trading price of the securities issued by Fibria or referenced to them;

II - an investors’ decision to purchase, sell or hold those securities;

III - the decision of the investors to exercise any rights inherent to owners of securities issued by Fibria or referenced to them.

3.1.1 — Subject to the above definition, examples of acts or facts that are potentially material include the following, among others:

I - signature of an accord or contract to transfer shareholding control of Fibria, even when subject to a condition precedent or subsequent;

II — change of control of Fibria, including by means of the execution, amendment or termination of a shareholders’ agreement;

III — execution, amendment or termination of a shareholders’ agreement to which Fibria is a party or in which it intervenes, or that has been endorsed in Fibria’s corporate records;

IV — arrival or departure of a partner that has a contract with Fibria or collaborates with it on an operational, financial, technological or administrative level;

V - authorization to trade in securities issued by Fibria in any market, whether domestic or foreign;

VI - decision to arrange to cancel Fibria’s registration as a publicly held company;

VII - incorporation, merger or spin-off involving Fibria or associated companies;

VIII — transformation or dissolution of Fibria;

IX — change in the composition of the assets of Fibria;

X — change in accounting criteria;

XI — renegotiation of debts;

XII — approval of a stock option plan;

XIII — changes in the rights and preferences of securities issued by Fibria;

XIV — stock splits or reverse splits or dividends in the form of stock;

XV — repurchases of shares issued by Fibria to remain in treasury or be cancelled, and sales of shares so acquired;

XVI — Fibria’s profit or loss and the allocation of proceeds in cash;

XVII — execution or extinguishment of a contract, or failure in its realization, when the expectation of performance was public knowledge;

XVIII - approval, change or abandonment of a project or a delay in its deployment;

XIX - commencement, recommencement or stoppage in the production or sale of product or the provision of a service;

XX - discovery, change or development of the technology or resources of Fibria;

XXI — modifications in projections disclosed by Fibria;

XXII — filing for bankruptcy, petition or avowal of bankruptcy or filing of a judicial action that could affect the economic-financial situation of Fibria.

3.1.2.  It is clarified that, in any case, the events related to the Material Fact should have their materiality analyzed in the context of ordinary activities and the size of the Company or its affiliates or subsidiaries, as well as previously disclosed information and not in abstract, to avoid trivializing the disclosure of Relevant Acts or Facts in detriment to the quality of the analysis, by the market, of the Company’s prospects.

4.                                     GUIDELINES

4.1.                           TRADING RESTRICTIONS

4.1.1. Prohibition on trading before and after disclosure of a material act or fact The Company and the “Entailed Persons” may not trade in securities issued by the Company, or derivatives that are referenced to them, as of the date of awareness of the Material Fact until its disclosure to the market.

a) The same prohibition applies to anyone who has knowledge of a material act or fact, who knows that it is information that has not been disclosed to the market, especially those that have a commercial, professional or trusted relationship with the company, such as independent auditors, securities analysts, consultants and institutions involved in the distribution system, who should confirm disclosure of the information before trading in securities issued by Fibria or derivatives referenced to them.

b) Without prejudice to item “a” above, the prohibition of the main clause also applies to the administrators that depart from the administration of the company before public disclosure of the matter or fact initiated during their period of management, until 6 (six) months after they have departed.

c) The prohibition in the main clause will also prevail:

I — if there is an intention to arrange for an incorporation, total or partial spin-off, merger, or corporate transformation or reorganization of the Company; and

II — in relation to the direct or indirect controlling shareholders, officers and members of the board of directors, whenever there is an acquisition or sale of shares issued by Fibria by the company itself, its subsidiaries, associated companies or other company under common control, or if an option or mandate has been granted for the same purpose.

d) The prohibitions set forth in item 4.1.1 and its sub-items “a” and “b” and sub-item “c”, cease to be in effect as soon as Fibria discloses the material fact to the market, except if trading in the shares could interfere with the conditions of such affairs, in such a way as to harm the shareholders of Fibria or the Company itself.

e) The prohibition provided for in the main clause does not apply to the acquisition of shares in treasury, in private transactions, due to the exercise of an option under a stock option plan approved at a shareholders’ meeting or when it is a grant of shares to employees or service providers as part of remuneration approved at the general meeting.

f) The Investor Relations Officer may maintain the prohibition provided for in item 4.1.1, beyond the day of disclosure of the material information, when in the Director’s judgment trading in the securities could harm the Company’s shareholders or the Company itself.

4.1.2. Exceptional periods for trading restrictions

The Investor Relations Officer may, regardless of the reason or whether there is a Material Fact that has not been disclosed, set periods in which the Entailed Persons may not trade in securities issued by the company, or derivatives referenced to them. The Entailed Persons should maintain confidentiality during such periods.

4.1.3. Prohibition of trading before and after disclosure of the company’s financial statements (black-out period).

The prohibition of trading also applies:

a) In the 15 days prior to the disclosure of quarterly financial information (ITR) through the day of disclosure or publication of the announcement that makes them available to shareholders. See the Calendar of Corporate Events on the websites of the Company and the CVM, for the dates of disclosure.

b) In the month before closing the fiscal year until the day of the disclosure or the publication of the Notice making the Company’s financial statements (DFP) available to shareholders. The release date of DFP is available in the Calendar of Corporate Events, available on the Company’s website and on the CVM website.

c)  In the period between a decision by the competent corporate body to increase the capital stock, distribute dividends, dividends in the form of stock or their derivatives, or approve stock splits, and the publication of the respective notices or announcements.

d) The prohibitions provided for will cease to be effective as soon as the company discloses the Material Fact to the market, except if trading in the shares could interfere in the conditions of such affairs in such a way as to harm the shareholders of the company or the company itself.

4.1.4. Prohibitions on acquiring for treasury

The company may not acquire shares for treasury in the situations provided for in 4.1.1, 4.1.2 and 4.1.3.

a) The Board of Directors also may not deliberate the purchase or sale of shares issued by the company, if any accord or contract for the transfer of shareholding control has been executed, or if an option or mandate towards the same end has been granted, or if there is an intention to arrange for the incorporation, total or partial spin-off, or corporate transformation or reorganization, while the transaction has not been made public through the publication of the Material Fact.

4.1.5. Authorized trading situations

The prohibitions included in this Policy do not apply to the private trading between the “Entailed Persons”, understood as private trading transactions that are performed outside of stock exchange and organized over-the-counter market.

5. RESPONSIBILITIES

5.1. It’s a responsibility of the Entailed Persons to keep confidential information relating to Material Fact of the Company, until its disclosure to the market, and not to utilize it to gain an advantage for oneself or another, as well as ensure that subordinates and third parties in one’s confidence keep such information confidential and do not utilize it, and accepting the joint responsibility with them in the event of non-compliance.

5.2. The officers, members of the board of directors, the fiscal council and any bodies with technical or advisory functions created pursuant to the bylaws are obligated to inform the Company within 5 (five) days of each trade and within 1 business day after taking office of their ownership and trades of securities issued by the company or by its parents or subsidiaries, if in these latter 2 cases they are publicly held companies. This communication should cover trading in derivatives or any other securities referenced to the securities issued by the company or its parents or subsidiaries, if in these latter 2 cases they are publicly held companies.

5.2.1. The natural persons referred to in this item should also indicate the securities that are owned by a spouse from whom they are not judicially separated, by a companion, by any dependent included in the annual declaration of income taxes, and by companies directly or indirectly controlled by them. The communication referred to in this item should include at least:

(i) the name and qualification of the person, indicating their inscription number with the CNPJ or CPF;

(ii) the quantity, by series and class in the case of shares, and the other characteristics in the case of other securities, as well as the identification of the issuing company and the balance of the position held before and after trading; and

(iii) the form of purchase or sale, the price and the date of the transactions.

The Investor Relations Officer is responsible for transmitting this information to the CVM. The communication is made in the form of the “Declaration of Shareholding Participation”, Individual Form (Annex 1) and Consolidated Form (Annex 2), within 10 days of the end of the month in which the change in holdings occurred, indicating the balance of the position in the period, or immediately after taking office, in the cases of the persons cited in the items (4.1, 4.2, 4.5, 4.10, 4.11), in accordance with CVM instructions.

5.3. The Investor Relations Officer is responsible for the retransmission to the CVM and the Bovespa of the information about the quantity held and or sold directly or indirectly, whenever there are shareholding changes corresponding to 5% or more of a series or class of shares representing the capital stock of the Company, by direct or indirect Controlling Shareholders, shareholders that elect members of the Board of Directors or the Fiscal Council and the Statutory Audit Committee of the Company, as well as any natural person or entity, or group of persons. Accordingly, the information of art. 12 of CVM Instruction 358/02 should be sent by these persons to the Company as soon as the percentage is reached or reduced, and they should also declare the objective of the participation and the quantity envisioned, including, as applicable, a declaration by the acquirer that their purchases do not seek to change the composition of control or the administrative structure of the Company.

5.4. Form of adhesion and responsible body

The persons cited in items 2.1, 2.2 and 2.3 should adhere to this Policy by signing the “Adhesion Instrument” in conformity with the model in Annex 3 of this Policy. The adhesion instruments should be signed in the act of contracting, election, promotion or transfer of the Entailed Persons, in which they will declare that they know all the terms of the Policy and that they commit themselves to follow them.

The Adhesion instruments should remain filed at the Company headquarters for so long as their signatories are connected with the Company, and for at least 5 years after they are no longer connected.

5.4.1. Fibria may formally communicate the terms of this Policy to the persons referred to in item 2, and obtain from them the respective formal adhesion, on an instrument whose model is annexed hereto, which should be archived at the company’s headquarters while the person has a connection to it, and for at least 5 years after they are no longer connected.

5.4.1.1) Each Executive Body shall indicate which employees and third parties should adhere formally to the Policy, in accordance with guidance from the Investor Relations (IR) department.

5.4.2) The Department of IR shall arrange the adherence by the members indicated in subitem 5.4.1 above, and will be responsible for the filing and control of these adhesions.

c) The Legal Department shall arrange the adherence by the members of elected statutory positions and the controlling shareholders, and will be responsible for the filing and control of these adhesions.

5.5 Duties of Fibria’s collaborators

Any Fibria collaborator who acquires securities issued by the Company should inform the department of Investor Relations by filling out the specific form (Annex 4)

committing themselves to retain such amounts they intend to acquire for a period of at least 180 days.

5.6. Administration of the Policy

The Investor Relations Officer is generally responsible for administering the Policy, and for transmitting to the CVM and/or the Stock Exchange the information received.

5.7. Approval or amendment of the Policy

5.7.1 The Company’s Board of Directors is solely responsible for the approval, review and/or amendment of this Policy.

5.7.2 Any change in this Policy should be communicated to the CVM and, when applicable, to the stock exchange and organized over-the-counter market entity on which the securities issued by the Company are listed for trading, and the communication will be accompanied by a copy of the resolution and the entire substance of the documents that govern and form part of the Policy.

5.7.3. The Policy may not be approved or altered when an undisclosed Material Fact is still pending.

5.7.4. This Policy came into force on July 1, 2010 and was revised in the meetings of the Board of Directors held on July 24, 2014 and July 28, 2016.

5.8. Violation of the Policy

5.8.1. Sanctions

Noncompliance with the Policy will subject violators to disciplinary sanctions, in accordance with the internal norms of the Company and as provided in this item, without prejudice to applicable administrative, civil, and penal sanctions.

a) The Conduct Committee, with the help of Internal Auditing will investigate violations of the Policy, subject to the following:

a.1) the Entailed Persons referred to in subitem 2.1 and their respective Bound Persons will be subject to sanctions as resolved by the Company’s Board of Directors, after investigation and referral by the Conduct Committee;

a.2) the Entailed Persons referred to in subitem 2.2 and their respective Bound Persons will be subject to sanctions of warning, suspension or termination for cause, depending on the gravity of the infraction;

a.3) infractions by any of the Entailed Persons referred to in subitem 2.3 and their respective Bound Persons will characterize a contractual breach, and the Company may, without any burden, terminate the respective contract and demand payment of the penalty established for in it, without prejudice to losses and damages.

5.8.2. Communication of violation

a) The Conduct Committee shall be responsible to inform the Statutory Audit Committee timely all cases analysed related to the violation of this Policy and its infractions and sanctions practiced.

b) When an infraction is serious, the Conduct Committee, without prejudice to its attributions, will refer the case for the information of the Board of Directors.

c) Any person who has knowledge of a violation should without pause communicate the fact to the Conduct Committee.

5.9. The Company shall maintain at its headquarters, and available to the CVM, the list of Entailed Persons and their respective qualifications, indicating their position or function, address and registration number with the Cadastro Nacional de Pessoas Jurídicas or the Cadastro de Pessoas Físicas, updating it immediately whenever there is a modification.

5.10 Entailed Persons will be formally informed of the terms of the resolution of the Board of Directors that approves or alters the Trading Policy, to sign an Adhesion Instrument to be filed at Fibria’s headquarters until at least 5 years after they cease to have a connection with the Company. The list of Restricted Persons, together with their respective qualifications, indicating their position or function, address and registration number with the Cadastro Nacional de Pessoas Jurídicas or the Cadastro de Pessoas Físicas, will be updated at the Company’s headquarters and made available to the CVM.

. ASSOCIATED BUSINESS RISKS

6.1. STRATEGIC

6.1.1. Internal

a) Communication failure

6.1.2. Information assessment

a) Business posture not integrated

b) Inadequate business rating

6.2. COMPLIANCE

6.2.1. Internal

a) Non-adherence to rules and procedures

6.2.2. External

a) Legal

b) Regulation

6.3. FINANCIAL RISKS

6.3.1. Information assessment

a) Unreliable financial information

b) Inefficient financial reports

c) Inadequate regulated reports

6.4. OPERATIONAL RISKS

6.4.1. Processes

a) Not meeting customer expectations

7. ATTACHMENTS

7.1. ATTACHMENT 1 - STATEMENT OF SHAREHOLDING. INDIVIDUAL FORM

7.2. ATTACHMENT 2 - STATEMENT OF SHAREHOLDING. CONSOLIDATED FORM

7.3. ATTACHMENT 3 - ADHERENCE TERM

7.4. ATTACHMENT 4 - COMMUNICATION OF TRADING OF SHARES

ANNEX 1

INDIVIDUAL FORM

TRADING OF ADMINISTRATORS AND RESTRICTED PERSONS — ART. 11 — CVM INSTRUCTION Nº 358/2002

IN (MONTH/YEAR)

( ) THERE WERE CHANGES IN THE FOLLOWING TRANSACTIONS INVOLVING SECURITIES AND DERIVATIVES, IN ACCORDANCE WITH ARTICLE 11 OF CVM INSTRUCTION Nº 358/2002

( ) THERE WERE NO TRANSACTIONS INVOLVING SECURITIES AND DERIVATIVES, IN ACCORDANCE WITH ARTICLE 11 OF CVM INSTRUCTION Nº 358/2002, AND I HAVE THE FOLLOWING SECURITIES AND DERIVATIVES POSITIONS.

Company Name: Fibria Celulose S.A.
Name:	CPF/CNPJ:
Qualification:

Initial Balance

% participation
Security/ Derivative	Characteristics of the Instruments	Quantity	Same series/ Class	Total

Transaction in the Month

Security/ Derivative	Characteristics of the Instruments	Intermediary	Transaction	Day	Quantity	Price	Volume (R$)

Final Balance

% participation
Security/ Derivative	Characteristics of the Instruments	Quantity	Same series/ Class	Total

ANNEX 2

CONSOLIDATED FORM

TRADING OF ADMINISTRATORS AND RESTRICTED PERSONS — ART. 11 — CVM INSTRUCTION Nº 358/2002

IN (MONTH/YEAR)

( ) THERE WERE CHANGES IN THE FOLLOWING TRANSACTIONS INVOLVING SECURITIES AND DERIVATIVES, IN ACCORDANCE WITH ARTICLE 11 OF CVM INSTRUCTION Nº 358/2002

( ) THERE WERE NO TRANSACTIONS INVOLVING SECURITIES AND DERIVATIVES, IN ACCORDANCE WITH ARTICLE 11 OF CVM INSTRUCTION Nº 358/2002, AND I HAVE THE FOLLOWING SECURITIES AND DERIVATIVES POSITIONS.

Company Name: Fibria Celulose S.A

Group and Restricted Person	( ) Board of Directors	( ) Board of Officers	( ) Fiscal Council	( ) Technical or Advisory Bodies

Initial Balance

% participation
Security/ Derivative	Characteristics of the Instruments	Quantity	Same series/ Class	Total

Transaction in the Month

Security/ Derivative	Characteristics of the Instruments	Intermediary	Transaction	Day	Quantity	Price	Volume (R$)

Final Balance

% participation
Security/ Derivative	Characteristics of the Instruments	Quantity	Same series/ Class	Total

ANNEX 3

POLICY FOR TRADING IN SECURITIES ISSUED BY FIBRIA CELULOSE S.A.

ADHESION INSTRUMENT

I, [FULL NAME AND QUALIFICATION] AS [FUNCTION OR POSITION] AT FIBRIA CELULOSE S.A., A CORPORATION HEADQUARTERED IN THE CITY OF SÃO PAULO, STATE OF SÃO PAULO, AT RUA FIDENCIO RAMOS, NO. 302, 3º E 4º (PARTE) ANDARES, VILA OLIMPIA, ENROLLED WITH THE CNPJ/MF UNDER NO. 60643228/0001-21 (“COMPANY”), HEREBY DECLARE, IN COMPLIANCE WITH CVM INSTRUCTION 358/2002, AS AMENDED, THAT I AM AWARE OF THE TERMS AND CONDITIONS OF THE TRADING POLICY OF SECURITIES ISSUED BY THE COMPANY, APPROVED BY ITS BOARD OF DIRECTORS ON JULY 1, 2010 AND AMENDED ON JULY 24, 2014 AND JULY 28, 2016 (“POLICY”). THROUGH THIS ADHERENCE TERM I FORMALIZE MY ADHESION TO SAID TRADING POLICY FOR SECURITIES ISSUED BY FIBRIA CELULOSE S.A., UNDERTAKING TO COMPLY WITH ALL ITS TERMS AND CONDITIONS.

I ALSO DECLARE TO BE AWARE THAT THE VIOLATION TO THE PROVISIONS OF THE TRADING POLICY FOR SECURITIES ISSUED BY FIBRIA CELULOSE S.A. CONSTITUTES A SERIOUS VIOLATION FOR THE PURPOSES SET FORTH IN § 3 OF ART. 11 OF LAW NO. 6.385/76.

[PLACE AND DATE].

[LOCATION AND DATE].

[NAME AND SIGNATURE]

ANNEX 4

COMMUNICATION OF TRADING IN SHARES ISSUED BY FIBRIA CELULOSE S.A.

NAME:

POSITION:

DATE:

In order to facilitate compliance with the provisions of the Policy for Trading in Securities Issued by Fibria Celulose S.A., with respect to trading in shares issued by the Company by its controlling shareholders, administrators, members of the Committees and the Fiscal Council, employees and executives that, by virtue of their post, function or position at the company, have knowledge of information relating to material acts or facts, and its Bound Persons.

The table below should include:

• the date on which shares were purchased/sold;

• the quantity of shares held (INITIAL QUANTITY);

• the quantity of shareholders purchased or sold;

• the quantity of shares after the transaction (FINAL QUANTITY);

NOTE: It is important to emphasize that the information also should include any share transactions by a spouse, companion or dependent for income tax purposes.

INITIAL QUANTITY		PURCHASE		SALE		FINAL QUANTITY
DATE	SHARES	DATE	SHARES	DATE	SHARES	DATE	SHARES

TOTAL

[Date]

Signature:

FIBRIA CELULOSE S.A.

Annex 2 - EXERPT FROM INDEBTEDNESS MANAGEMENT POLICY

The annual revision of the Indebtedness Management Policy was approved by the Board of Directors on July 28, 2016.

OBJECTIVE

This Policy aims to set guidelines for indebtedness management, paving the way to regain and maintain, at all times, investment grade level by S&P, Moody´s and Fitch. As a consequence, Fibria will increase its access to debt markets and will be able to diversify its financing sources at lower costs, thus creating value to stakeholders.

This Policy reinforces Fibria’s corporate governance and is part of its internal controls. It is complementary to the “Market Risk Management Policy” and is applicable to Fibria Celulose S.A., its subsidiaries and affiliates (Company).

The Risk Management Department has the discretion to control and report, independently, those indicators described herein.

GUIDELINES

Fibria will pursuit to maintain a Net Debt to Adjusted EBITDA ratio within the range of 2.0x and 2.5x.

Nevertheless, Fibria can achieve, temporarily, a maximum leverage ratio of 3.5x during its expansion / investment cycle. At no time, Fibria will take strategic and management decisions that will cause this ratio to exceed 3.5x.

The Net Debt to Adjusted EBITDA ratio is the division of the Net Debt converted to US dollars by the closing period’s exchange rate by the Adjusted EBITDA accumulated during the last four quarters, in US dollars.

CONTRACTUAL FINANCIAL COVENANTS

This Policy shall also consider contractual financial covenants, including a safety margin to further support on its achievements. The calculation of the contractual financial covenants is presented in the annual and quarterly financial statements (DFP and ITR) published by the Company.

SOURCE OF FUNDS

The Company will prioritize sources of funds in the same currency of its cash generation, thus seeking a natural currency hedge for its cash flow. Instruments shall be compatible with the Company’s desired debt profile. All sources of funds shall be approved by the bodies required by the current Bylaws, policies and internal procedures.

CONTINGENCY PLAN

Should the Net Debt to Adjusted EBITDA ratio not be within the guidelined limits due to exogenous facts, all efforts shall be taken to bring it back to compliance. Fibria’s Treasury is in charge of elaborating the Contingency Plan, which will specify all necessary actions to recover the guidelined range. This plan shall be submitted to the Finance Committee and duly monitored by all involved parties in this process.

Annex 3 - EXERPT FROM THE RISK MANAGEMENT POLICY

1                                        OBJECTIVE

Provide guidelines for Fibria’s Risk Management, as well as defining, detailing and documenting related activities.

2                                        SCOPE

The policy covers all of Fibria’s areas that participate directly or indirectly in Risk Management processes

3                                        DEFINITIONS

3.1                              RISK

Effect of uncertainty on our objectives.

Note 1: An effect is a deviation from the expected - positive and/or negative.

Note 2: Any given objective may have different aspects (related to financial, health, safety and environmental targets) and can be applied at different levels (such as strategic, across the organization,project, product and process).

Note 3: Uncertainty is the state, even if partial, of having inadequate information relating to an event,understanding that event, knowledge of the event and its consequences or likelihood.

3.2                              RISK MANAGEMENT

Coordinated activities to guide an organization in its risk control.

3.3                              RISK MANAGEMENT POLICY

Declaration of intent and guidelines of an organization related to risk management.

3.4                              RISK AVERSION

Quantity and type of risks that an organization is prepared to accept, maintain or assume.

3.5                              EVENT

Occurrence or change in a specific set of circumstances

Note 1: An event may consist of one or more occurrences, and it may have several causes.

Note 2: An event may consist of the failure of something to occur.

Note 3: An event can sometimes be referred to as an “incident” or an “accident.”

3.6                              PRIORITY RISKS

Group of risks with potentially high impact to the business. The management of these risks should be prioritized and their indicators should be monitored regularly.

3.7                              KEY RISK INDICATORS (KRIS)

The Company’s key risk indicators. They serve as alerts, indicating changes in the risk level of an organization or business.

KRIs are key components of control structures and risk management best practices. They help the company proactively reduce losses and avoid risk exposure, addressing risk situations before an event actually occurs.

4                                        GUIDELINES

4.1                              TYPES OF RISKS

Fibria’s risks are categorized as follows:

Strategical Risks	Risks related with strategic decisions of the company to achieve the business goals, and/or related to the lack of capacities or skill to protect itself or to adapt to external changes.

Financial Risks

Market Risks: Measure of uncertainty related to expected returns on an investment due to changes in market factors such as interest rates, exchange rates, and commodity and share prices.

Credit Risks: Measure of uncertainty related to the receipt of a contracted amount payable by a borrower counterparty of a contract or security issuer,discounting expected recovery and receipt of guarantees.

Liquidity Risks: Possibility of loss resulting from the lack of capacity to realize some transaction in a reasonable time and without material loss or the possibility of lack of resources to fulfil commitments assumed in function of the mismatch between assets and liabilities.

Compliance Risks

The risk of legal or regulatory sanctions, financial or reputation loss that the company may suffer as a result of failure to comply with applicable laws, regulations, codes of conduct and/or policies.

Operacional Risks

The result of a lack of consistency and adequacy of information systems, processing and operation control, as well as failures of resource management and internal controls or fraud that make it unsuitable to perform the company’s activities.

Table 1: Types of Risks

4.2                              RISK MANAGEMENT PROCEDURE

Fibria’s risk management process was based on the Risk Management Process suggested by ISO31000:2009 — Risk Management - Principles and Guidelines and has the following objectives:

• Involve all members of the structure at some stage;

• Standardize concepts and practices;

• Influence decision-making;

• Ensure that Fibria’s Corporate Governance is maintained and critically analyzed;

• Provide a dynamic and efficient flow of information;

• Increase Fibria’s transparency to stakeholders, market analysts and credit agencies;

Figure 2 : Fibria’s Risk Management Procedure

4.2.1                    CONTEXT

Capture the organization’s objectives, the environment in which it pursues these objectives, its stakeholders and the diversity of risk criteria.

4.2.2                    RISK IDENTIFICATION

Generates a comprehensive list of risks based on events that may create, enhance, prevent, reduce, delay or accelerate the achievement of objectives;

4.2.3                    RISK ANALYSIS

Involves the assessment of the causes and sources of risks, their positive and negative consequences, and the likelihood that those consequences may occur.

4.2.4                    RISK EVALUATION

Compares the level of risk defined by analysis according to the established risk criteria when the context was considered;

Figure 3: Probability x Impact Matrix

4.2.5                    RISK TREATMENT

Involves selecting one or more options to mitigate risks and implementing these options. Once implemented, this provides new, or modifies existing, controls.

Alternatives for Addressing Risk

a) Eliminate the risk event

b) Reduce the risk event

c) Transfer the risk event

d) Accept the risk event

4.2.6                    COMMUNICATION AND CONSULTATION

These must be continuous and interactive processes that permeate risk management and aim to provide, share or obtain information, besides engaging in dialogue with stakeholders and others, regarding risk management.

4.2.7                    MONITORING AND CRITICAL ANALYSIS

Consist of the verification, oversight and critical observation carried out continuously to identify changes in the required or expected performance level.

4.3                              RISK PRIORITIZATION

After risk identification and analysis, the attributed impacts and probabilities may be compared.

4.3.1 PRIORITIZATION MATRIX

The priority matrix allows graphic visualization of selected risks, which can then be grouped according to the associated loss if the risk event occurs.

Figure 4: Risk Prioritization Matrix

4.3.2       CHARACTERISTICS OF RISKS BY QUADRANT

• Quadrant I - Unacceptable Risk

Risks that are unacceptable and require immediate action to eliminate the risk element or reduce its severity and/or frequency.

• Quadrant II - Unexpected Risk

These are the risks with higher priorities in terms of shareholder value, with high impact and lowfrequency. These risks must be regularly quantified and monitored to maintain up-to-date mitigation strategies and/or contingency plans. The goal is to be prepared should the event occur.

• Quadrant III - Probable Risk

Less critical risks due to the lesser impact on business value. Management of these risks should focus on defining acceptable levels of loss per event and responsibility limits that prevent the impact level from increasing over time.

• Quadrant IV - Acceptable Risk

Low impact, infrequent risks for which continuous monitoring is unnecessary.

5             RESPONSIBILITIES

5.1          BOARD OF DIRECTORS

• Establishes the level of risk aversion for the Company according to the risk/return ratio that it intends to assume;

• Defined the risk management philosophy;

• Establishes the organizational framework for effective risk management (resource allocation, etc.) and reviews and approves the general definitions of risk management strategies.

5.2          AUDIT COMMITTEE

• Supervises the activities of the functions of Internal Controls and Risk Management of the Company, as well as compliance with applicable laws, policies, standards and the Company’s internal procedures at all levels;

• Evaluates the parameters of the Company’s financial risk management model and risk management policies, its resources and maximum tolerance established by the Board;

• Evaluates the adequacy of human and financial resources to the Organization’s risk management.

5.3          EXECUTIVE BOARD

• The executive board is an integral part of and committed to risk management through knowledge and understanding of risks and the establishment of an efficient macro risk management model.

• Participates in validating and prioritizing risks;

• Accompanies KRIs and the mitigation strategies of priority risks.

5.4          CEO

• The CEO is ultimately responsible for Fibria’s risk management;

• Defines guidelines, resources and goals to ensure the smooth operation of risk management;

• Promotes the integration of risk management with Fibria’s management and planning cycles;

• Ensures the implementation of an efficient risk management model.

5.5          RISK MANAGEMENT

• Prepares planning and ensures the operationalization of risk management, considering all the dimensions of the defined structure, encompassing strategic, tactical and operational activities;

• Evaluates the company’s risks by business units and portfolios;

• Consolidates and communicates the organization’s priority risk portfolio;

• Develops, disseminates and recommends processes and procedures for priority risk management;

• Develops, tests and implements models and methodologies for measuring and managing risks;

• Evaluates and proposes strategies for mitigating risks;

• Gives an opinion on the viability of operations related to the priority risks;

• Performs tasks to allow adequate monitoring of compliance, market, credit and operating risks;

• Ensures the maintenance of risk management policy and monitors compliance with established limits;

• Advises business areas in identifying and assessing the impact of various types of applicable risks;

• Supports the business areas in the definition of action/contingency plans;

• Oversees in the management of market and credit risks.

5.6          MANAGERS OF BUSINESS AND OPERATING AREAS

• Identify and manage risks within their respective areas according to the mitigation strategies;

• Implement plans and monitor corrective actions and/or preventive measures in areas responsible for risk.

5.7          BUSINESS OR OPERATING AREA CORRESPONDENTS

• Act as the interface of business and operating areas with the Risk Management Department;

• Report directly to the area Manager.

Annex 4 - ANTI-CORRUPTION POLICY

1.              OBJECTIVE

This Global Anti-Corruption Policy (“Policy”) is aimed at establishing the guidelines that are to be followed in the performance of work by Fibria Celulose S.A., its subsidiaries, affiliates and joint operations and companies in which Fibria holds the controlling interest (“Fibria” or “Fibria Group”), whether carried out by its own employees or by third parties, directors and shareholders, ensuring the highest standards of integrity aligned with transparency in its processes as well as with best practices of Corporate Governance.

Fibria wants to ensure that, during the carrying out of their work, its employees and third parties, when acting on its behalf, shall observe the highest standards of integrity. This Anti-corruption Policy contains guidelines on how to deal with corruption issues.

In addition to ensuring the integrity and image of Fibria, both of the Fibria Group and of its employees, as well as decision-making by the administration in an appropriate and diligent manner and with true transparency in its accounting and financial records, this Policy also aims at observing the Anti-corruption legislation in relations with customers and suppliers, as well as with Government Officials.

2.           SCOPE

This policy applies to Fibria, the Fibria Group, and to their employees and third parties, managers and shareholders in any relationship with customers, suppliers, and Government Officials.

3.                  DEFINITIONS

In order to disseminate the contents treated in this Policy, the following definitions are used:

•                  Code of Conduct: Fibria’s Code of Conduct is available for consultation on its website: http://www.fibria.com.br/web/pt/institucional/ouvidoria.htm

•    Third parties: Any individual or organization directly involved in obtaining, retaining or facilitating the commercial interests of Fibria, or dealing with Fibria’s business matters, fall within the scope of the term. Included in the concept of third parties are: consultants, distributors, resellers, brokers, customs agents, transport service providers, shippers, contractors and suppliers, individuals or entities, regardless of their corporate form. This definition also applies to the entrepreneurial companies and simple companies, whether incorporated or not, independently of its organizational form or corporate type adopted, as well as any foundation, individual or corporate associations, or offshore companies with corporate seat, branches or agencies in the Brazilian territory, legally or not incorporated, even if temporarily, that are directly or indirectly involved in obtaining, retaining or facilitating the commercial interests of Fibria, or dealing with Fibria’s business matters.

•    Government Official: Included in the term Government Official are: (i) any Government Official or employee of a national or international public organization or any of its departments, agencies or bodies, wherever their location in the hierarchy; (ii) any senior official, authority or employee of a political party; ( iii) the political parties themselves; (iv) any candidate for public office; (v) any executive, employee or official of an enterprise; (vi) a spouse or other family member of a Government official, up to family members in the third degree.

•    State Enterprise: A company wholly or majority owned or controlled by the Government.

•    Corruption: Corruption is characterized by the abuse of power or authority by one person to gain advantage for him or herself. The most common form of corruption is bribery (as defined below).

•    Bribery: Bribery means to offer, give, solicit or receive money, gifts or other advantages as a means of inducing the commission of any act, omission, undue influence or advantage or the dishonest or illegal act or a breach of trust in the practice of one’s functions. Considered forms of bribery include any kind of offers, including favors, jobs, internships, benefits, donations or favorable opportunities offered directly or indirectly to persons who can benefit Fibria’s business.

•    Extortion: Extortion is the practice of a serious and imminent threat to the physical integrity of a person, used to obtain money or other things of value from that person.

•    Facilitating payment: this is a form of bribery in which (i) the amount involved is generally low and paid to a Government Official who is low in the government hierarchy; and (ii) the payment is made to ensure an act or service to which a natural or legal person is normally and lawfully entitled to under the written laws of the jurisdiction.

•    Money laundering: Money laundering is the process by which an individual or entity hides the existence of a source of illegal income and then disguises the income to make it appear legitimate.  It may also include the transfer of funds to promote illegal activities. The use of such illicit proceeds may cause criminal proceedings against Fibria in the countries in which it operates.

•    Modest in amount and frequency: The benefit from entertainment is sufficiently small in amount and/or frequency such that it is not considered to constitute bribery. This means that the expense should be appropriate to the circumstance(s) and the person(s) involved; small in value and not offered repeatedly (more than once every quarter, for example). The offered or bestowed benefit should not be or appear to be something that has unduly influenced the decision-making of those who received it.

•    Nominal Value: The value of any gifts or favors is small enough to be considered strictly promotional, and not be seen as something that has improperly influenced the judgment or the decisions of those who received it.  Examples of promotional gifts of nominal value include pens, caps, t-shirts, calendars, or calendars with the Fibria or another Group company logo.

4.   GUIDELINES

4.1      POLICY STATEMENT

Employees and third parties of the company as well as representatives of the Fibria Group shall not, under any circumstances, promise, offer, authorize, induce and/or bestow anything of value on a Government Official or any other person for the purpose of influencing decisions that affect the business of the Company; that involve a form of personal gain that may affect the interests of Fibria; or that isaimed at obtaining confidential information about business opportunities, bidding procedures or the activities of Fibria’s competitors.

Fibria’s employees must avoid any conduct that could be interpreted as improper and inconsistent with the company’s business.

Member companies of the Group should make decisions based upon legitimate business factors, such as price, quality and service, among other factors essential to free competition, while maintaining the integrity and transparency of Fibria in its dealings with the market.

Gifts, entertainment, hospitality, political and/or charitable donations, favors and other forms of offered or tendered benefits should never be part of Fibria’s decision-making processes.

4.2      FACILITATION PAYMENTS

Except in cases of extortion as defined above, any Facilitation Payment to Government Officials, third parties, customers and/or suppliers in order to expedite or secure routine and non-discretionary actions are illegal under the laws to which Fibria and its subsidiaries, affiliates, joint operations and companies in which Fibria has significant influence are subject, and therefore are strictly prohibited, regardless of the amount involved.

4.3      GIFTS AND FAVORS

No gift and/or favor may be offered, promised, authorized, given or received, directly or indirectly, in order to influence decisions that affect or impact the interests of Fibria.

All gifts and/or favors, offered or received, should be legitimate, in accordance with the existing legislation in force. The offering or receipt of gifts in cash or cash equivalents, such as financial compensation (discount) on transactions of a personal nature, are strictly forbidden.

Fibria strongly encourages that gifts and favors are, necessarily, items of nominal value, limited to promotional material containing the Fibria logo.  Gifts and favors should be limited in frequency to once every quarter.

In the event that the receipt or rejection of gifts and favors generates a cultural conflict, it is advisable that said gift/favor be accepted, and that the issue be reported to the Ombudsman for further evaluation and action.

All records, including expense reports, related to gifts and favors must be complete and correct and should include the identity of the donor or recipient. Presenting misleading or false information or omitting relevant information, if in bad faith, constitutes grounds for disciplinary action against the employees involved.

Additionally, Fibria advises its employees to refrain from receiving gifts if they are in a position to influence or make decisions that affect the donor of the gift/favor and/or a company related to firm. In case the gift/favors nonetheless received, the employee should follow the provisions set forth in Fibria’s Code of Conduct.

4.4       ENTERTAINMENT

All Fibria employees and third parties are prohibited from, directly or indirectly, receiving, promising, offering or providing any type of entertainment that is not modest in value, legal, and appropriate in character and frequency to Government Officials, customers and suppliers.

Any type of entertainment given or received shall be lawful, in accordance with the legislation in force. Sexual services, drugs and other illegal activities are strictly forbidden.

Invitations for events or tickets to entertainment events may only be accepted when there is a real opportunity to develop a business or a professional relationship, noting that the event should be directly related to the legitimate purpose of Fibria’s business. Moreover, one should make sure that this invitation was also extended to professionals of other companies. Nonetheless, the employee should ask his immediate manager for permission, in writing, to participate in the event.

Barbecues, parties and related events organized by the company at the end of the year or even those organized “independently” and proactively by a group of company employees should not, in any way, receive any kind of support and sponsorship of customers and suppliers.

All records, including expense reports, related to entertainment should be complete and correct. Presenting false or misleading information or omitting relevant information, if in bad faith, constitutes grounds for disciplinary action against the employees involved.

4.5       BENEFITS OF HOSPITALITY

Costs of transport and accommodation of Government Officials, customers and suppliers for legitimate and necessary purposes of Fibria’s business fall within the scope of hospitality benefit. These costs may include sponsorships, product demonstrations and the execution or performance of agreements. The hospitality benefits should be lawful, in accordance with the legislation in force. Sexual services, drugs and other illegal activities are strictly forbidden.

In addition, Fibria recommends that personnel, whenever possible, refrain from the direct or indirect provision of hospitality benefits to Government Officials, noting that such expenses must be approved in advance by the team Manager.

Hospitality benefits should, as a rule, meet the following conditions:

• Fibria employees may not preselect Government Officials for trips;

• Fibria shall only pay the necessary expenses for legitimate business purposes. Not included in this concept are the costs of tours, trips that are not included on the itinerary, extension of stay for leisure purposes as well as any form of entertainment that is not in accordance with this Policy;

• Expenses related to hospitality benefits should generally be modest in character.  In general, the expenses should be paid directly to the provider of the transport or accommodation services.

• In general, family members of Government Officials, customers and suppliers, as well as their acquaintances, shall not be permitted to accompany the officials. Under no circumstance, shall Fibria be responsible for such costs.

• Fibria’s own employees and third parties may not provide benefits in cash, or its equivalent, to Government Officials, except if required by local law, and they shall avoid gifts that are not promotional and of nominal value, in accordance with item 4.3 of this Policy.

All records, including expense reports, related to hospitality should be complete and correct. Presenting or discarding false or misleading information or omitting relevant information, if in bad faith, constitutes grounds for disciplinary action against the employees involved.

4.6       SOCIAL AND CHARITABLE CONTRIBUTIONS

Social and charitable contributions made by Fibria should follow the procedures and guidelines set forth in the Corporate Policy on Socio-Environmental Investments, available for access in DOL using access code PC 00.012.

No Fibria employee or third party can offer, make or commit to a contribution or payment as part of a charity or social responsibility project in exchange for private interests or interests related to Fibria’s business.

To ensure that these operations do not facilitate money laundering or any other illegal activity, Fibria should carry out the necessary audits regarding the reputation of the organization or person, the identity of the participants and the nature of the activities, as well as connections with other entities.

4.7       OTHER BENEFITS

Fibria emphasizes that providing favorable opportunities (including guaranteeing internships and jobs to a relative of a customer, supplier, or government agent; making a contribution of any kind to the activities of Fibria, loaning products, etc.) to Government Officials, customers, suppliers or their relatives, should be considered as an act subject to the Anti-Corruption Laws of the locations in which Fibria is active, as a form of Bribery, as defined above.

Fibria’s employees and third parties shall recognize and address this situation with caution and contact their superior as well as the Ombudsman before offering or providing these kinds of benefits to the individuals listed above, in order to mitigate the risk to Fibria’s business interests.

4.8       OTHER PROHIBITED CONDUCT

Other conduct that is strictly prohibited conduct is as follows:

•    Any form of political-electoral contribution, directly or indirectly;

•    Any form of corruption, extortion or fraud;

•    Offering or accepting kickbacks, bribes or any other illegal incentives;

•    Falsification of documents, expense reports, financial records, brands or products, and structuring transactions in order to avoid the approval procedures and other internal controls; and

•    Practice of embezzlement, smuggling, forgery, industrial espionage or other unfair and anti-competitive practices.

4.9      GENERAL GUIDELINES

4.9.1            VIOLATIONS AND APPLICABLE SANCTIONS

Violations of any of the requirements of this Policy may result in disciplinary action, fines, criminal prosecution, imprisonment and/or civil proceedings. Furthermore, violations of the anti-corruption laws in any location may subject Fibria employees to civil and/or criminal penalties.

4.9.2             GENERAL GUIDELINES

If there is any doubt regarding the interpretation of this Policy and legislation, unforeseen situations, as well as allegations of non-compliance with the established rules, these must be submitted to the relevant superiors and/or forwarded to the Fibria Ombudsman (website: https://secure.ethicspoint.com/domain/media/pt/gui/27629/index.html).

Allegations of fraud, embezzlement, bribery, corruption and/or bribery in business acts or negotiations involving employees, suppliers, Government Officials, customers, contractors, Third parties or business partners, should be accompanied, whenever possible, by concrete facts and data. All allegations received by Fibria will be treated with the appropriate confidentiality by the Governance, Risk and Compliance Department.

This Policy was approved by the Board of Directors of the Company on December 12, 2013 and reviewed at the meeting of the Board of Directors held on July 28, 2016.

5.   RESPONSIBILITIES

It is the duty of all employees and third parties, managers and shareholders of the Fibria Group to observe this Policy as well as the provisions of Fibria’s Code of Conduct.

Members of management should disseminate this Policy to employees and other managers at Fibria and promote its observance.

5.1      ACCOUNTING BOOKS AND RECORDS

Fibria has an internal accounting control system that requires that all employees keep and maintain detailed books and records that accurately and completely reflect the transactions and provision of assets of the Fibria Group. False, misleading or incomplete statements in such records or other documents are strictly prohibited. Funds or accounts which are not transparent or registered cannot be established, whatever the reason.

The expenses which Fibria Group employees may incur shall be substantiated by a detailed description of the activity and valid receipts or invoices reflecting the amounts that were spent.

Both the presentation as the conscious acceptance of false records, receipts and/or invoices are strictly prohibited and will be subject to a penalty and an evaluation of the case by the Fibria Ombudsman.

5.2       DUTY TO COMMUNICATE

Any Fibria employee or third party who knows or suspects any actual or imminent occurrence of any violation of this Policy should contact his superior and/or the Ombudsman.

Fibria shall not tolerate any act of retaliation against those who report, in good faith, misconduct, suspected violations of the law, ethics, values and policies of Fibria. Any form of retaliation in this sense should be reported to the Ombudsman.

5.3                    AUDITING

Fibria shall demand a due diligence before hiring third parties as well as the monitoring of their activities once hired. The scope of such investigation and the respective monitoring should be proportional to the risk of corrupt activities in the project in question.

5.4                    AWARENESS AND TRAINING

Fibria maintain, through the Compaliance Program, periodically anticorruption trainings, related to the expected behavior of its employees and third parties.  The trainings provide the polices and anticorruption laws, as well as its Conduct Code.

The Management of Governance, Risks and Compliance promotes the compliance workshop to the whole company in a partnership with the Legal Department regarding Anticorruption rules.

6.   ASSOCIATED BUSINESS RISKS

6.1 STRATEGIC RISKS

a)             Illegalities

b)             Non-ethical management

6.2     COMPLIANCE RISKS

a)             Legal and related to regulations;

b)             Non-compliance to the policies and procedures

7.   SCHEDULES

Schedule 1 – Legislation and rules in use

Schedule 2 – Anticorruption Clause Template

Schedule 3 – Workflow Of Approval And Update

SCHEDULE 1

LEGISLATION AND RULES IN USE

•    Fibria Code of Conduct

•    The Anti-Bribery Convention of the Organization for Economic Cooperation and Development (OECD Convention);

•    Foreign Corrupt Practices Act - FCPA;

•    UK Bribery Act;

•    Law 12.846/13 - Brazilian Anti-Corruption Law;

•    Decree no. 8420/15 — Regulation of the Law 12.846/13;

•    Austrian Legislation: Sections 304, 305, 306, 307a, 307b, 308 and 309 of the Austrian Criminal Code;

•    Hungarian Legislation: Act C of 2012 of the Hungarian Criminal Code;

•    Hungarian Legislation: Act CIV of 2001 of the Corporate Sanctions Act;

•    Hungarian Legislation: Act CLXIII of 2009 of the Fair Treatment Act; and

•    United Nations Global Compact (UNGC).

SCHEDULE 2

ANTI-CORRUPTION CLAUSE TEMPLATE

[SUPPLIER] undertakes to fully comply with the Law 12.846/13, as modified from time to time (“Brazilian Anticorruption Law”), as well as all applicable laws, including those of the jurisdictions in which they are registered and the jurisdiction in which the contract in question will be fulfilled (if different from that), as well as the General Anti-Corruption Policy of Fibria Celulose S.A.

[SUPPLIER] states that (i) the authorized representative(s) of the [SUPPLIER], is/are not, (a) public official(s) or (a) government employee(s) of the country in question or of a political party in that country; (ii) shall immediately inform Fibria Celulose S.A of any appointment; and (iii) has/have knowledge that such appointment may result in termination of the contract.

[SUPPLIER] undertakes to keep its books, accounts, records and invoices accurate and complete and agrees that Fibria Celulose S.A., if deemed necessary, shall have the right, with the assistance of external auditors, to audit all books, accounts, records, invoices and supporting documentation of [SUPPLIER] to verify compliance with any applicable anti-corruption laws, and [SUPPLIER] will fully cooperate with any such audit.

Non-compliance by the [SUPPLIER] with any applicable anti-corruption laws or with the Fibria Celulose S.A. Anti-corruption Policy, in any of its aspects, will be considered a serious breach of contract and shall give Fibria Celulose S.A. the right to terminate the agreement, in accordance with the terms of the clause related to****, without prejudice to the applicable penalties set forth in this agreement, as well as the compensation for the damage caused to Fibria Celulose S.A..

Fibria Celulose S.A. is not responsible for actions, losses or damages arising out of or related to non-compliance by [SUPPLIER], of any such laws or this anti-corruption clause or related to the termination of this agreement, in accordance with this clause.

The []SUPPLIER] is aware that Fibria Celulose S.A. is authorized to send complaint to the competent authorities in case of practices that infringes its Anticorruption Police or against the legal provisions described in this clause.

SCHEDULE 3

WORKFLOW OF APPROVAL AND UPDATE

First Issue of this policy as approved in the Ordinary Meeting of the Board of Directors, held on December 12, 2013.

Review of this Policy approved in the Ordinary Meeting of the Board of Directors held on July 28, 2016.

Developers of this document: General Counsel and General Manager for Governance, Risks and Compliance.

Approvers of this document: Chief Executive Officer — CEO and Board of Directors

For purposes of approval and update in our information system (DOL — document on line) the responsible will be:

Developer: General Counsel

Approver: Chief Executive Officer - CEO

Annex 5 - POLICY OF AUTHORITIES

1. OBJECTIVE

This Policy of Authorities (“Policy”) is designed to set the approval authority limits for the Board of Officers and the Board of Directors of Fibria Celulose S.A. (“Fibria” or “the Company”) related to the operations described in item 4 below. This Policy should be read and interpreted in conjunction with Fibria’s By-Laws, which set forth the general management rules, as well as with the Shareholders’ Agreement, which sets out the items that require prior approval by Fibria’s Controlling Shareholders at a prior meeting. In the case of conflict between this Policy and the provisions set forth in the Company’s by-Laws and in the Shareholders’ Agreement, the rules established by the Company’s by-Laws and in the Shareholders’ Agreement should prevail. The approval authorities set forth in this Policy does not replace the approvals set forth in the Company’s by-Laws and in the Shareholders’ Agreement, whichever the case.

2. COVERAGE

This Policy is applicable to Fibria, as well as to all members of the Company’s Senior Management, executive officers and its employees, including those who work directly or indirectly at Fibria.

3. DEFINITIONS

Whenever used in this Policy, the capitalized terms will have, both in the singular as well as in the plural, the following meanings:

a)             Controlling Shareholders: the group consisting of Votorantim S.A. and BNDES Participações S.A. — BNDESPAR.

b)             Senior Management: this includes all the members of the Company’s Board of Directors and its Board of Officers, as well as all the members of the Board of Directors’ Advisory Committees along with any individual or group of individuals that manages a company at the highest level of the organization’s hierarchical structure.

c)              Shareholders’ Agreement: is the Shareholders’ Agreement signed between the Controlling Shareholders, dated October 29, 2014, as well as any other versions that may replace it.

d)             Fibria’s Ombudsman Channel: this is the channel that is designed to receive, analyze and resolve ethical questions.

e)              By-Laws: the Company’s By-Laws which are in force at the time the specific conduct takes place.

f)               Financial Transactions: These are operations which are carried out by the Company and its related companies, subsidiaries and affiliates with the aim of obtaining and/or negotiating financial resources between themselves or with other economic and/or financial agents. The concept covers, but is not restricted to, operations which involve bank investments, loans and financing, derivatives, foreign exchange, discount and assignment of receivables, surety, guarantee, credit or insurance.

g)              Related Parties: As per the definitions established in Fibria’s Policy regarding Transactions with Related Parties (PC.00.021).

4. GUIDELINES

4.1. Will depend upon prior approval from the Company’s Board of Officers:

4.1.1.      Operations involving the sale or encumbrance of the Company’s fixed assets, where the individual amounts of each operation exceed the limit of twenty million Reais (R$20,000,000.00).

4.1.1.1.  Exceptions to the rule set forth in item 4.1.1 above are cases of barter and donations, which require approval by the Board of Officers and by the Board of Directors, regardless of the amount involved.

4.1.2. Provision of guarantees of any whatsoever type on behalf of third parties, regardless of the amount involved.

4.1.2.1. Exceptions to the rule set forth in item 4.1.2 above are those guarantees provided on behalf of companies or entities which are controlled by the Company itself, either alone or in combination, and the guarantees of any whatsoever type which are offered in judicial proceedings in which the Company or its subsidiaries are involved, which do not require authorization from the Board of Officers;

4.1.3.      The execution of Financial Transactions by the Company, where the individual amounts of each operation exceed the limit of fifty million US dollars (US$50,000,000.00).

4.1.3.1. Exceptions to the rule set forth in item 4.1.3. above are the following Financial Transactions: (i) bank investments; (ii) foreign exchange transactions, in compliance with the Market Risk Management Policy (PC.04.225); and (iii) export prepayment facilities (EPP) between the Company and its controlled companies, when the approval by the Board of Officers is required where the individual amounts of each operation exceed the limit of one hundred million US dollars (US$ 100,000,000.00).

4.1.4.      The entering into of any whatsoever legal business which is not specified in the other items of this clause which bind the Company, or which exempt third parties from liability to the company where the individual amounts of each operation exceed the limit of twenty eight million Reais (R$28,000,000.00).

4.1.4.1.  Exceptions to the rule set forth in item 4.1.4 above are (i) the contracts for the sale of pulp; (ii) the execution and renewal of contracts with suppliers (over the fence plants) entered into at the time of the implementation of the industrial units; and (iii) the contracting and renewal of concession contracts, including, but not restricted to, contracts signed with Comgas, MS Gas, Petrobras Gas, ALL and MRS, which do not require authorization from the Board of Officers;

4.1.5.      Operations involving the acquisition, assignment, transfer, disposal or encumbrance, of any kind or type, of shareholdings, regardless of the proposed amount.

4.2. Will depend upon prior approval from the Company’s Board of Directors:

4.2.1.      Operations involving the disposal or encumbrance of the Company’s fixed assets, where the individual amounts of each operation exceed the limit of fifty million Reais (R$50,000,000.00) and/or those related to fixed assets, which either alone or in cumulative terms, exceed, within the space of twelve (12) months, five per cent (5%) of the total assets, based on the most recent quarterly financial statements;

4.2.1.1.  Exceptions to the rule set forth in item 4.2.1 above are cases of barter and donations, which require approval by the Board of Officers and by the Board of Directors, regardless of the amount involved.

4.2.2. Provision of guarantees of any whatsoever type on behalf of third parties, regardless of the amount involved.

4.2.2.1.  Exceptions to the rule set forth in item 4.2.2 above are those guarantees provided on behalf of companies or entities which are controlled by the Company itself, either alone or in combination, and the guarantees of any whatsoever type which are offered in judicial proceedings in which the Company or its subsidiaries are involved, which do not require authorization from the Board of Directors;

4.2.3.      The performance of Financial Transactions by the Company, where the individual amount of each operation exceed the limit of one hundred million US dollars (US$100,000,000.00), or which imply an increase in the Net Debt to EBITDA ratio to a level greater than three point five (3.5) times.

4.2.4.      The performance of any whatsoever legal business which is not specified in the other items of this clause which bind the Company, or which exempt third parties from liability to the company (i) where the individual amounts of each operation exceed the limit of four hundred and fifty million Reais (R$450,000,000.00); (ii) where the amounts during the fiscal year, exceed the limit of three billion Reais (R$3,000,000,000.00), pursuant to the provision set forth in item 4.2.5 below; and/or (iii) where the amounts during the fiscal year or per operation, imply an increase in the Net Debt to EBITDA ratio to a level greater than 3.5 (three point five) times.

4.2.4.1.  Exceptions to the rule set forth in item 4.2.4 above are (i) the contracts for the sale of pulp; (ii) the execution and renewal of contracts with suppliers (over the fence plants) entered into at the time of the implementation of the industrial units; and (iii) the contracting and renewal of concession contracts, including, but not restricted to, contracts signed with Comgas, MS Gas, Petrobras Gas, ALL and MRS, which do not require authorization from the Board of Directors;

4.2.5.      The performance of any whatsoever legal business between the Company and its subsidiaries, on the one hand, and any whatsoever related parties, on the other hand, where the individual amounts of each operation exceed the limit of twenty million Reais (R$20,000,000.00), or imply an increase in the Net Debt to EBITDA ratio to a level greater than three point five (3.5) times.

4.2.6.      Operations involving the acquisition, assignment, transfer, disposal or encumbrance, of any kind or type, of shareholdings, where the amounts during the fiscal year exceed the sum of thirty million Reais (R$30,000,000.00).

4.2.6.1.  Exceptions to the rule set forth in item 4.2.6 above are those cases of the acquisition of any shareholdings in companies whose main activity is not set forth in the Company’s corporate purpose or investments in businesses alien to the Company’s core purpose, which require the approval by the Board of Directors, regardless of the amount involved.

5. RESPONSIBILITIES

All members of Fibria’s Senior Management, executive officers, its employees, third parties and collaborators are required to be familiar with, have access to and understand this Policy, the Company’s By-Laws and the Shareholders’ Agreement and to be aware of their respective obligations in relation to its application.

The members of the Company’s Senior Management should disclose this Policy to Fibria’s executive officers and its employees and third parties (including its legal representatives) and ensure that it is complied with, as well as informing everyone that the provisions set forth in this Policy do not replace or cancel those contained in the Company’s By-Laws and in the Shareholders’ Agreement, particularly in relation to the items that depend upon prior approval from the Controlling Shareholders, as defined in the Shareholders’ Agreement.

The members of the Company’s Senior Management, executive officers and its employees and third parties (including its legal representatives) should observe compliance with this Policy before representing and/or authorizing the Company’s representation (as per Release Approval Authority Policy PC.00.009) in the execution of any whatsoever documents/operations described in item 4 above.

Any cases of non-compliance with this Policy, with the Company’s By-Laws and with the Shareholders’ Agreement in force should immediately be reported or communicated to the immediate manager, to the Legal Department and/or to the General Risk and Compliance Manager.

5.1 Legal Department

The Legal Department has the following responsibilities, in addition to those established in this Policy:

•                  To disseminate the concepts of this Policy;

•                  To forward the queries which they receive in connection with corporate governance;

•                  To give appropriate treatment to those cases of non-compliance with this Policy which they are notified of; and

•                  To update the approval authority levels established under this Policy whenever requested to do so by the Company’s Board of Directors.

5.2 Risk and Compliance Management Departments

The General Risk and Compliance Management Department has the following responsibilities, in addition to those established in this Policy:

•                  To support the dissemination of the concepts of this Fibria Policy by means of the Compliance Program

•                  To monitor the Company’s activities at regular intervals in order to ensure compliance;

•                  To give appropriate treatment to all cases of non- compliance which it is notified of;

•                  To inform the Company’s Board of Officers and its Board of Directors at regular intervals regarding cases of non- compliance and the corresponding measures;

•                  To act as a facilitator in the implementation of this program.

5.3 Ombudsman Department

The Ombudsman Department is responsible for receiving any complaints of non-compliance with this Policy and with the rules contained in the Company’s By-Laws and in the Shareholders’ Agreement and, is must involve the General Risk and Compliance Manager and the Legal Department from the moment it receives the complaint.

Approval: 2nd Issue of this Policy as approved at the Ordinary Meeting of the Company’s Board of Directors held on July 28, 2016.

6. ASSOCIATED BUSINESS RISKS

Non-compliance with this policy can result in:

•                  questioning by third parties, including domestic and international regulatory bodies, with regard to compliance with the Company’s governance rules;

•                  regulatory and corporate risks;

•                  Illegality;

•                  Unethical management; and

•                  Failures in communication.

7. ATTACHMENTS

Not applicable.

Annex 6 - Transactions with Related Parties

1.              OBJECTIVE

The current Transaction Policy with Related Parties (“Policy”) has the objective to establish the procedures to be followed by Fibria Celulose S.A. (“Fibria” or “Company”), its controlled companies,  related companies, joint operations and companies in which the Company has a significant influence, as well as its employees, management and shareholders regarding the execution of transactions with related parties and in situations where there is a potential conflict of interests, in order to preserve the interests of the Company, allied to the transparency of the processes and best practices of Corporate Governance.

In addition to guaranteeing that decisions taken by the management in an adequate and diligent manner, this Policy also has the following objectives:

• Guarantee that these transactions are carried out in compliance with the market conditions, according to the definition below, especially in reference to terms, prices and guarantees, and that such transactions are contracted under strictly commutative conditions, and, whenever applicable, for an adequate compensatory payment; and

• Insure that the transactions with related parties are released and reflected in the reports of the Company, in a correct and comprehensive manner, in full compliance with the current legislation.

This Policy is part of the internal controls and the Corporate Governance of Fibria Celulose S.A. and, in addition to this Policy, the employees, Management, and shareholders of the Company must observe the provisions set forth in Fibria’s Code of Conduct.

The Board of Officers must release the current Policy to the employees and other managers of the Company and promote adherence to it.

2.              SCOPE

This policy applies to Fibria, its controlled companies, related companies, joint operations and companies in which the Company has a significant influence, as well as its employees, management and shareholders regarding the execution of transactions with related parties and in situations where there is a potential conflict of interests.

3.              DEFINITIONS

CPC — Accounting Pronouncement Committee

CVM — Brazilian Securities Commission

IAS — International Accounting Standards

IFRS — International Financial Reporting Standards

SEC — Securities and Exchange Commission, from the United States of America

According to the current regulations issued by the CPC and IASB, fully ratified by CVM, related with the matter referred to by this Policy, the following definitions are utilized:

• Related party is the person or company which is related to the Company that is preparing its accounting statements (in this case, Fibria and/or its controlled parties).

a) An individual or a close family member, is related to the Company if he or she:

(i)                 has full or shared control of the Company;

(ii)              has a significant influence in the Company; or

(iii)           is a member of the key personnel in the management of the Company or the party controlling the Company.

b) A company is related to the Company if:

(i)                 the company and the Company are members of the same economic group (meaning that the controlling party and each controlled party are inter-related, as well as the entities under common control are related to each other);

(ii)              the company is related to or jointly controlled (joint venture) by a third company (or related to or jointly controlled by a company that is member of an economic group where the other company is member of) and the Company is a related party to or controlled by this third company;

(iii)           the company and the Company are under the joint control (joint ventures) of a third company;

(iv)          the company is under the joint control (joint venture) of a third entity and the other entity is related to this third entity;

(v)             the company is a post-employment benefit plan whose beneficiaries are employees of both companies, the Company and the company that is related to the Company.  If the Company is itself a post-employment benefit plan, the employees that contribute to it will also be regarded as related parties;

(vi)          the company is fully controlled or in a jointly manner, by a person identified in letter (a);

(vii)       a person identified in letter (a)(i) has significant influence over the company, or is a member of the key personnel in the management of the Company or the party controlling the Company.

• Transaction with a related party is the transference of funds, services or obligations between the Company and a related party, regardless of the amount of the transaction, or if an amount is charged as payment compensation.

• Close family members of a person described in item “a” above, are those family members where it can be expected that they will have an influence or be influenced by the person acting in the business of these members with the company and include:

(a)         the person’s children, spouse or partner;

(b)         the children of  the person’s spouse or partner; and

(c)          the person’s dependents, his or her spouse or partner.

• Compensation includes all the benefits paid to employees and management (according to what is defined by Technical Statement CPC 33 (R1) — Benefits to Employees), including the benefits within the scope of Technical Statement CPC 10 (R1) — Payment Based on Stocks. Benefits to employees cover all forms of paid compensation, to be paid, or provided by the Company, or on its behalf, in exchange for services that are provided to it and include:

(a)    short-term benefits to employees and the management, such as: wages, salaries and social security contributions, paid leave and sick pay,  profit sharing and bonuses (if paid during the period of twelve months after the end of the fiscal year) and non-monetary benefits (such as health insurance, housing, cars, and free or subsidized goods) to current employees and managers;

(b)    post-employment benefits, such as pension, other retirement benefits, post-employment life insurance and health plan;

(c)     other long-term benefits, including leave for worked years or sabbatical leaves, anniversary or other benefits for seniority, long-term disability benefits and, if they are not fully paid during a period of twelve months after the end of the fiscal year,  profit sharing, bonuses and deferred compensations;

(d)    benefits related to the rescission of labor contracts; and

(e)     compensation based on stocks.

• Control is the power to manage financial and operational policies of an entity in order to obtain benefits from its activities.

• Joint-control is the sharing of the control over an economic activity agreed upon by an agreement.

• Key management personnel are the individuals that have the authority and responsibility for the planning, management and control of the activities of the Company, directly or indirectly, in this case, its Board of Officers’ members, Board of Directors’ members and Fiscal Council’s members.

• Significant influence is the power to participate in the financial and operational decisions of an entity, without the characterization of control over such policies.  A significant influence can be acquired by the means of an ownership, bylaws’ provisions or shareholders’ agreement.

• State refers to the government in its wide meaning, government agencies and similar organizations, be they municipal, state, federal, national or international.

• Entity associated to the State is the entity controlled by the State, fully or jointly, or the entity that is significantly influenced by the State.

• Also, according to the current regulation, the following are not considered to be related parties:

(a)    two companies that simply have a management member or other member of the key management personnel in common, or when a member of the key management personnel exercises a significant influence over the other;

(b)    two investors that simply share the joint control in an enterprise that is jointly controlled (joint venture);

(c) companies that provide financing;

(d) unions;

(e) companies that provide public services;

(f) State departments and agencies that do not fully or jointly control, or exercise significant influence in the Company in view of their usual businesses with it (even if they might affect the freedom of action of the entity or participate in its process to make decisions);

(g) client, supplier, franchiser, dealer, distributor or general agent that that Company has a significant business volume with, merely as result of consequent economic dependence.

• Market Conditions refer to the conditions existing in business transactions based on the market competition and the law of supply and demand, practiced by the independent parties and without any influence from the involved parties.

4.              GUIDELINES

4.1       TRANSACTIONS WITH RELATED PARTIES

4.1.1   PREMISES

In transactions with related parties, the same principles and rules that guide other negotiations carried out by the Company must be observed, as well as those carried out by its controlled companies, related companies, joint ventures and companies in which the Company has a significant influence, with independent parties, following the rules established by the Company’s Code of Conduct, Law 6.404/76 as well the rules and regulations issued by regulatory bodies to which the Company is subjected to.

Furthermore, the transactions must follow market conditions or, if there is no market parameter, follow previous similar transactions, commutative and, as applicable, with an adequate compensatory payment, observing what is set forth by this Policy.

Transactions and existing inter-companies balances with Fibria’s Group related parties are eliminated in the preparation of consolidated accounting statements of the Company.

4.1.2   FORMALIZATION

The departments responsible for the contracting/demand involving related parties shall observe, without limitations, the Related Parties List of the Technical List (“LT.00.021”) of this Policy, whenever they are executing any contract and shall forward to the Evaluation Group for Transactions with Related Parties, by the means of the e-mail described in item 4.8 of the current Policy, their questions and inquiries about transactions to be made or already made, listing the main characteristics of the transaction.

When executing Transactions with Related Parties, the departments responsible for the contract shall fulfill the Form to Report Transactions with Related Parties (“FO.00.021) of this Policy and forward by e-mail, until the execution date of the transaction, to the knowledge and report to the market, in accordance with the Schedule 30-XXXIII of the CVM Instruction no. 480/2009, which is referred to the communication on Transactions with Related Parties, to the Evaluation Group for Transactions with Related Parties, in accordance with the terms set forth in item 4.9 of this Policy.

Transactions with related parties will be celebrated in writing by the means of: (i) contract; (ii) amendment; (iii) purchase order (“PC”); and/or (iv) supply agreement (“A/F”) according to what is established by the Contract Management Policy (PC 04.014), detailing the main characteristics and conditions, such as price, terms, guarantees, taxes, among other things that become necessary due to the specificity of the intended business.

Contracting established with related parties will occur by the means of proposal requests to 3 (three) companies with similar technical capability, and the conditions that best meet the objective of the contracting will prevail.  Cases that allow a single proponent and that such proponent is a related party, will be detailed and adequately justified, and the object of a specific evaluation.

In case there is a need to evaluate the market, transactions with related parties will be based on market quotes from independent parties, and/or, in some cases, independent expert opinions prepared having as basis realistic premises and information backed up by third parties; the latter cannot originate from the parties involved in the operation, be they banks, attorneys, specialized consulting companies or other companies.

The Company must take all the necessary efforts to give greater transparency to the terms and conditions in transactions with related parties.

4.2    FORBIDDEN TRANSACTIONS

The following transactions with related parties are prohibited:

(a)    Those carried out in circumstances that are adverse to market conditions in a way that the interests of the Company are harmed;

(b)    Participation of the employees and the management in a business of a private nature or in a business that interferes or presents a conflict with the interests of the Company or results in the utilization of confidential information acquired as a result of the exercise of the office or function that they occupy at the Company;

(c)     Those implemented at a lost for the Company, favoring an related company, controlled company or controlling company, understanding that the transactions between these parties must observe strictly commutative conditions;

(d)    Those foreign to the corporate objective of the Company and/or that do not observe the limitations set forth in the By-laws and in the regulations established by the Management of the Company; and

(e)     Granting of loans and guarantees to Controlling Shareholders and the management.

4.3    CORPORATE APPROVALS — BNDESPAR

When the Transactions with Related Parties exceed the limits of authorities set forth (i) in the Shareholders’ Agreement of the Compan; (ii) in the Company’s By-Laws; and/or (iii) in the Policy of Authorities of the Company (PC 00.027), such transactions shall be previously appreciated by the Shareholders, Board of Directors’ of the Company or its controlled companies, as appropriate. In this case, however, the management of the Company or its controlled companies and the Shareholder that maintain such relation with the Company or any of its controlled company shall refrain from the participation in the negotiation and in the decision process, in any field and body which is related to this kind of relationship.

In compliance with the Company Shareholders’ Agreement, and observed the definition of related party contained in referred Shareholders’ Agreement, a favorable opinion by the shareholder BNDESPAR is necessary, by the means of a Prior Meeting before the transaction, for any operation between the Company and/or its controlled parties, on one side, and any related parties, on the other side, just when the involved amount is higher than R$ 20,000,000.00 (twenty million Brazilian reais) per year, excluded contracts (i) for the commercialization of electrical energy up to a global annual amount of R$ 200.000.000,00 (two hundred million reais), (ii) for shared services (such as administrative, financial, logistics and information technology) up to a global annual amount of R$ 25.000.000,00 (twenty-five million reais);; (iii) bank investments at market conditions for up R$ 200,000,000.00 (two hundred million Brazilian reais); and (iv) contracts for the protection of cash flow with a global exposition for the amount of R$ 220,000,000.00 (two hundred and twnty million Brazilian reais) (the limit is applicable to the amount of reference of the agreement — notional value).

In accordance with the Company’s By-laws and Policy of Authority (PC.00.027), it is necessary the approval from the Board of Directors’ of the Company previously to the execution of any legal business between the Company and its controlled companies, on the one hand, and any related parties, on the other hand, where the individual amounts of each operation exceed the limit of R$20,000,000.00 (twenty million reais), or imply an increase in the Net Debt to EBITDA ratio to a level greater than three point five (3.5) times.

4.4    DISCLOSURE

According to the terms of current regulations, the Company must promote an adequate disclosure to the market referring the relationship and the transactions between the Company and its related parties, regardless if it existed or not transactions between these related parties or if such transactions have not been consummated, with sufficient and complete information, allowing to the shareholders the possibility to monitor and follow the management acts of the Company.

The disclosure must be made, in a clear and precise way, in the explanatory notes to the Financial Statements, respecting conditions that provide enough details for the identification of the related parties and any essential and non-commutative conditions inherent to the mentioned transactions, according to what has been set forth by CVM Deliberation no. 642/2010, which approved Technical Statement CPC 05 (R1), in a way to allow to shareholders to exercise the right to monitor and oversee the management acts of the Company, without any prejudice to the duty to promote its broad disclosure to the market, whenever the operation involves a relevant fact or at the time the Financial Statements are released.

The Company also has the duty to promote the timely disclosure to the market of Transactions with Related Parties, in the terms set forth in the Listing Regulations for a New Market at BM&FBOVESPA, in reference, especially, to the additional requirements for Quarterly Information (ITR), and also according to the terms of CVM Instruction no. 480/2009, Attachment 24, that deals with the content of the Reference Form; and Schedule 30-XXXIII, which is referred to the communication on Transactions with Related Parties.

Also, shall be released to CVM, within 7 days from the execution of the transaction, the following Transactions with Related Parties, in accordance with the terms set forth in the CVM Instruction 480/09, Schedule 30-XXXIII:

I — the transaction or the range of correlated transactions, when the total amount exceed the lower of the following amounts:

a)             R$ 50.000.000,00 (fifty million reais); or

b)             1% (one percent) of the Company’s total assets; and

II — at the exclusion of the Management, the transaction or the range of correlated transactions, when the amount is lower than the parameters set forth on the item I, above, considering:

a)             The transaction’s characteristics;

b)             The nature of the relationship of the related party and the Company; and

c)              The nature and extension of the interest of the related party in the operation.

The amount of the total asset provided on item I above shall be calculated based on the latest Company’s Financial Statements or, when applicable, on the latest consolidated financial statements released by the Company.

Furthermore, in compliance with Section 13 or 15(d) of the Capital Markets Law of 1934 from the USA, the Company must divulge on a yearly basis its information using Form20-F from the SEC, which has detailed information about the transactions involving the related parties of the Company.

The Accounting Department must promote the full and correct disclosure at the explanatory notes of the Financial Statements and Quarterly Information and, the Department of Investors Relationship, at the Reference Form, Schedule 30-XXXIII of the CVM Instruction no. 480/2009, 20-F Form of SEC, as well as Relevant Fact, whenever the operation falls under the terms of the applicable legislation.

4.5    DECISIONS INVOLVING RELATED PARTIES OR OTHER POTENTIAL CONFLICT OF INTERESTS

A conflict of interests occurs when one party is involved in a decision process where it has the power to influence the final result a insure gain for itself, a family member or a third party that it is involved with, or still, that might interfere with its judging ability. A potential conflict of interests is characterized when one party is not autonomous in relation to the issue under discussion and can influence or make decisions motivated by interests that are distinct from the interests of the Company.

4.6    CONCERNING THE MEMBERS OF THE EVALUATION GROUP FOR TRANSACTIONS WITH RELATED PARTIES

In relation to the occurrence of eventual conflict of interests regarding the members of Evaluation Group for Transactions with Related Parties, the member must refrain from discussing the matter at hand and immediately report the eventual conflict to the others members of the Group.

4.7    CONCERNING THE MANAGEMENT

Whenever an issue of this nature is identified, the management must immediately report its conflict of interests.  Additionally, they must also be absent during the discussions about the theme and refrain from voting.  If requested by the President of the Board of Directors or by the Chief Executive Officer, the member of the management can partially take part in the discussion, with the purpose to provide further information about the operation and the involved parties. In this case, they must be absent during the final part of the discussion, including the voting process of the matter.  If any member of the Board of Directors’ or of the Board of Officers’, that might potentially receive a private advantage resulting from a decision, fails to report his/her conflict of interests, any other member of the body that he/she belongs to that is aware of the situation can do it. In this case, the failure to voluntarily release the information is characterized as a violation, and it will be taken to the Statutory Audit Committee to be evaluated so that an eventual corrective action might be proposed to the Board of Directors.  The occurrence of the conflict of interests’ situation and the subsequent abstention must be listed in the meeting minutes.

4.8    EVALUATION GROUP FOR TRANSACTIONS WITH RELATED PARTIES

With the objective to foster the compliance with the directives set forth by this document, the Evaluation Group for Transactions with Related Parties (“Group”) can be accessed by the means the communication channel partesrelacionadas@fibria.com.br. The Group will be composed by, at least one representative of the following departments of the Company: Governance, Risks and Compliance (GRC), Legal (with a representatives of the Corporate and Contract areas), Investors Relations,  and Controllership.

The Group will have the following responsibilities:

(a)    Release the Policy of Transactions with Related Parties to the employees of the Company and promote its compliance;

(b)    Keep the list of Related Parties of the Company, as LT.00.021, up to date, whenever is identified a new related party or a party that is no longer related to the Company;

(c)     Analyse the information received through the FO.00.021 to the present Policy;

(d)    Discuss and interpret cases where there are questions about the possible characterization of transactions with related parties;

(e)     Propose recommendations about the analysed cases and procedures that must be observed.

The Group will meet anytime a negotiation with related parties is reported, according to the terms and conditions set forth by the Conduct Code of the Company and/or when it is necessary to accomplish its objectives.

The Group might invite other participants to advise and provide clarifications at the meetings, being the responsibility of the collaborators that are not members of the Group to provide all the support that is necessary for the proper progress of the tasks.

4.9    DUTIES OF PARTIES RESPONSIBLE FOR THE CONTRACTING/DEMAND

The parties responsible for the contracting/demand of any transactions with related parties shall:

a)   Identify, at the beginning of the contracting procedure, if the transaction will involve Company’s  Related Parties, in accordance, but without limitation, to LT.00.021 to this Policy;

b)   Fulfill the recommendations of the item “Formalization”, above;

c)   Discuss with the Group the cases where there are questions about the possible characterization of transactions with related parties;

d)   Forward to the Evaluation Group for Transactions with Related Parties the information required in FO.00.021 of this Policy within the execution date of the Transaction with Related Party;

e)   Furnish to the Group any other information that is required to release and/or maintenance of the information.

4.10     ALIGNMENT WITH THE POLICY AND JOINT-STOCK COMPANY LAW

This Policy is aligned to the requirements of Law no. 6.404/1976, especially in reference to the necessary Management Duty of Loyalty towards the Company. According to Article 155, the member of the Management must serve the Company with loyalty, making sure that the interests of the Company always overrule personal interests of the decision makers.

4.11     POLICY UPDATING

The Evaluation Group for Transactions with Related Parties will update, periodically, this Policy, especially in reference to, but not limited to, amendments in its articles and legislative amendments, normative amendments by CVM and in the definitions utilized in this Policy, amendments and/or complementation resulting from recommendations by good practices of corporative governance and alterations in the regulations of BM&FBOVESPA for the segment where the Company is listed under, submitting it for the analysis and approval by the Board of Directors. The present Policy was approved at the Meeting of the Board of Directors on December 12, 2013 and reviewed at the Meeting of the Board of Directors held on December 28, 2016. The Board of Directors shall be competent to approve any amendments, exceptions or reviews herein described.

5.              RESPONSIBILITIES

It is the duty of all employees, managers and shareholders of the Fibria Group to observe this Policy as well as the provisions of Fibria’s Code of Conduct.

The members of the management should disseminate this Policy to employees and other managers at Fibria and promote its observance.

6.              RISKS OF RELATED BUSINESSES

There is considered as risks of related business:

(i)   Absence of internal procedures related to the identification and appropriate handling of transactions involving parties related to the Company, its controlled companies, related companies, joint operations  and companies where the Company, its employees, the management and shareholders have a significant influence;

(ii)  Absence of risk management and failure of internal controls that mitigate risks associated to transactions with parties related to the Company, its controlled companies, related companies, joint operations and companies where the Company, its employees, the management and shareholders have a significant influence;

(iii) Distortion of the Company’s financial information, including the Quarterly Information - ITR, Yearly Financial Statements, Standard Financial Statements, Reference Forms, including the Schedule 30-XXXIII of the CVM Instruction no. 480/20019 and Forms 20F of SEC, based on an incorrect classification and presentation, absence or omission of the transactions with related parties involving the Company, its controlled companies, related companies, joint operations and companies where the Company has a significant influence, according to the regulations, statements and interpretations issued by the Accounting Pronouncement  Committee (CPC) and by the International Accounting Standards Board (IASB)for the IFRS, and ratified by the Securities Commission (CVM).

7.              ANNEXES

Schedule 1 — Legislation and rules in use

Schedule 2 — Workflow Of Approval And Update

LT.00.021 — List of Relared Parties to the Company

FO.00.021 — Form to Report Transaction with Related Parties of the Company

SCHEDULE 1

REGULATIONS AND WRITTEN MATERIAL

•   Law and Regulation

•             Law 6.404/1976 — Corporate Law;

•             Listing Regulations for New Market of the Stock, Commodities and Futures Exchange. (“BM&FBOVESPA”), in effect from 05/10/2011.

•   CPC, CVM, IFRS and SEC

•             Technical Statement CPC 05 (R1) — Related Parties Disclosures;

•             IAS 24 - Related Party Disclosures;

•             CVM Deliberation no. 642/2010 —Approves Technical Statement CPC 05 (R1) from the Accounting Pronouncement Committee - CPC about the related parties disclosure;

•             CVM Instruction no. 480/2009 — Deliberates about the registration of securities issuers admitted to the negotiation at regulated securities markets (Attachment 24 — Content of the Reference Form and Schedule 30-XXXIII — Communication on Transaction with Related Parties);

•             Section 13 or 15(d) of the Capital Markets Law of 1934, of the United States of America (SEC 1852)

•   Fibria’s official documents

•             Code of Conduct

•             Shareholders Agreement of Fibria Celulose S.A.

•             By-laws of Fibria Celulose S.A.

•             Authority Policy of Fibria Celulose S.A.

ANNEX 2

WORKFLOW OF APPROVAL AND UPDATE

Issue of this policy as approved in the Ordinary Meeting of the Board of Directors, held on December 12, 2013.

1st Revision of this Policy, as approved in the Ordinary Meeting of the Board of Directors, held on July 28, 2016.

Developers of this document: General Counsel and Chief of Finance and Investor Relations.

Approvers of this document: Chief Executive Officer — CEO and Board of Directors

For purposes of approval and update in our information system (DOL — document on line) the responsible will be:

Developer: General Counsel

Approver: Chief Executive Officer - CEO

Annex 7 - INTERNAL RULES OF THE BOARD OF DIRECTORS

CHAPTER I

BOARD OF DIRECTORS

1.                                     The Board of Directors of FIBRIA CELULOSE S.A. (the “Company”) is a corporate body whose powers and duties are set in accordance with Law No. 6404/76, in the Company’s Bylaws and other regulations that apply to it.

2.                                     The Board of Directors of the Company (the “Board” or “Board of Directors”) will take joint decisions, whose the intention is expressed through the decision and vote of the majority of the Board members, not assigning to its members (the “Board members”), independently, any role in the Company’s management.

CHAPTER II

STRUCTURE AND OPERATION OF THE BOARD OF DIRECTORS

3.                                     In accordance with the article 8 of the Company’s Bylaws, the Board of Directors shall consist of at least 5 (five) and up to nine (9) members and an equal number of alternates, with at least 20% of elected sitting members and alternates being considered Independent members, as defined in the New Market Listing Rules (BM&FBovespa), and also considered Independent members those elected by faculty provided for in Article 141, §§ 4 and 5 of Law no. 6404/76.

3.1.                           The members of the Board of Directors shall be elected and removed at any time by the General Meeting and have a unified term of office of 2 (two) years, with reelection allowed. Members of the Board of Directors shall not exercise executive positions in the Company.

3.1.1.                 The sitting members and alternates of the Board of Directors of the Company shall meet the following requirements:

(i) personal integrity;

(ii) absence of conflicts of interest with the Company;

(iii) time availability;

(iv) motivation to exercise the function;

(v) alignment with the Company’s values.

3.1.2.                 It is desirable that, in addition to the requirements set forth in Section 3.1.1 above, the Board of Directors seeks, in its composition, diversity of experience and knowledge of the following criteria compounds:

(i)                                    experience as an executive;

(ii)                                 specific knowledge of the industry and the Company’s business;

(iii)                              strategic vision;

(iv)                            accounting, economic and financial expertise;

(v)                               knowledge of innovation;

(vi)                            knowledge of capital market and investor relations;

(vii)                         legal knowledge;

(viii)                      experience in managing people;

(ix)                            knowledge of best practices in corporate governance.

(x)                               experience in risk management and compliance;

(xi)                             relationship with customers and the Company’s business market;

(xii)                         knowledge of socio-environmental sustainability;

(xiii)                      knowledge of climate change.

3.2.                           The Board of Directors shall have a Chairman (the “Chairman”) and may have a Vice Chairman who shall replace him in case of absence or impediment. The Chairman and Vice Chairman may be appointed by the same General Meeting that elects them or by the Board of Directors. The Board may also appoint any of the managers or employees of the Company to act as a corporate secretary ( “Secretary”).

3.3.                           Each member of the Board, when signing the term of office and the Instrument of Consent of the New Market referred to in the New Market

Listing Rules, shall submit to the Company the following documents:

(i)                                   certified copy of the identity card;

(ii)                                certified copy of the CPF (taxpayer’s identification number) enrollment document;

(iii)                              statement that they are not prevented by any special law, or convicted of a crime of bankruptcy, prevatication, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public office, as provided in § 1 of art. 147 of Law no. 6404/76;

(iv)                             statement that they are not sentenced to temporary suspension or disqualification applied by the Securities and Exchange Commission which makes them ineligible for management positions in public companies, as set forth in § 2 of art. 147 of Law no. 6404/76;

(v)                               statement, signed under penalty of law, that they are not prevented from trading or managing a commercial company due to criminal conviction;

(vi)                            statement that they meet the requirement of unblemished reputation established by § 3 of art. 147 of Law no. 6404/76;

(vii)                         statement that they do not occupy a position in a company which may be considered the Company’s direct competitor, and do not have nor represents conflicting interest with the Company, in accordance with items I and II of § 3 of art. 147 of Law no. 6404/76;

(viii)                      statement about the number of shares, subscription bonus, options to purchase shares and debentures convertible into shares issued by the Company and controlled companies or the same group, to which they are entitled;

(ix)                            statement that they did not suffer any convictions (a) criminal, even if not final and unappealable; (b) in an administrative proceeding of the CVM, even if not final and unappealable or (c) final, in the judicial or administrative law, which has suspended or disqualified them to practice any professional or commercial activity;

(x)                               statement that they are not nor are considered a Politically Exposed Person, in accordance with applicable regulations.

4.                                     Each Board member shall have an alternate responsible to replace them at meetings of the Board of Directors, in case of absence and/or any eventual or permanent impediment, if that alternate does not incur in any impediment case. The alternate member, when signing the term of office, must submit to the Company the documents listed in item 3.3. above.

4.1.                           For the purposes of this clause, it shall be considered:

(i)                                   absent, the member of the Board of Directors who fails to attend meetings of the body; and

(ii)                                impeded, the member of the Board of Directors who is in conflict of interest with the Company ( “Conflict of Interest” or “Conflict of Interests”), as set forth in clause 21 below, as well as one who has been elected by appointment of a business that is a competitor of the Company.

4.2.                           The alternate member of the absent or impeded member shall remain in office until the reasons for absence and/or impediment of the member cease to exist.

4.3.                           The Chairman shall be informed of the replacement of the sitting member by their alternate, by written communication sent by the member or by their alternate until the time of the meeting. Similarly, the Chairman shall be promptly informed when the sitting member is to resume their duties.

5.                                     Except in the case of Conflict of Interest, as provision of clauses 21, 22 and 23 below, all information and documents will only be provided or made available to all Board members, and no Board member or group of members can have information available to them that is not available to other, nor can them make direct contact with the Company, its Officers or employees to request information and/or documents, except as provided in the following clause 16.

6.                                     Regular meetings of the Board of Directors will be held at least four (4) times a year, and extraordinary meetings may occur at any time, in accordance with the requirements provided for in the Bylaws or as needed to the corporate interests, by calling of the Chairman of the Board of Directors or of at least three (3) Board members.

6.1.                           The meeting shall be convened by letter, e-mail, telegram or facsimile, at least five (5) business days in advance, and must contain the place, date and time of the meeting, as well as a summary of the agenda.

6.2.                           It is forbidden to discuss and deliberate on matters that are not on the call for the meeting, except for cases of extreme urgency, as considered by the Chairman of the Board of Directors or by decision of the majority of those present.

6.3.                           The formalities provided for on items 6.1. and 6.2. of this clause may be waived when all members of the Board of Directors attend the meeting and all of them agree on the inclusion of new topics on the agenda.

6.4.                           Meetings of the Board of Directors shall be held at the Company’s headquarters or place designated by the convening notice, and may also be held by conference call or videoconference, or any other technological means which simultaneously connect different locations.

6.5.                           The possibly dissident member shall register their vote at the Minutes of the Meeting of the Board of Directors that gave rise to the dissenting vote.

6.6.                           Officers or employees of the Company may attend the meetings of the Board of Directors whenever called, without the right to vote on matters submitted to resolution.

6.7.                           Each member of the Board of Directors may require that the procedural rules contained in these Rules are respected by all, and each Board member may present topics of the order, and also has the duty to warn the Chairman of any failure to comply with the rules of procedure during the course of the meeting.

7.                                     Any meeting of the Board of Directors may be confidential in whole or in part if, at the discretion of the Chairman, there is a matter whose nature so dictates, including, with respect to the disclosure of decisions.

8.                                     There shall be considered sensitive and strategic, including but not limited to, all matters relating to commercial information not disclosed to the general public, industrial and forestry technology issues, information about commercial contracts signed under confidentiality or not, information related to products, markets and price.

9.                                     There should be made available to the Board, by the Chairman or Secretary, along with the call provided for in Article 6.1. above, reports containing the information necessary for proper assessment and decision related to the matters on the agenda.

9.1.                           The information contained in the reports are strictly confidential, exclusive property of the Company, and will be allocated to members of its Board of Directors in order to allow them to make decisions about the object to which they are related, and may not, therefore, be disclosed to third parties or used for any other purpose.

CHAPTER III

POWERS OF THE BOARD OF DIRECTORS

10.                              The powers of the Board of Directors are regulated by Law no. 6404/76 and other regulations, in addition to the duties provided for in the Bylaws and Policy of Authorities of the Company:

(i)                                    to establish the general direction of the Company’s businesses, defining its mission, objectives and guidelines, as well as approving the strategic plan, the pluri-annual and annual programs of expenditures and investments;

(ii)                                 approves the risk management and financial policies;

(iii)                              update and approve the Company’s code of conduct;

(iv)                             approve its Internal Rules, as well as those related to the committees’ that advise it;

(v)                                elect, remove at any time and replace the members of the Board of Officers, establishing their duties;

(vi)                             supervise the management of the Board of Officers and its members according to the criteria set forth in Chapter VII below;

(vii)                          establish the individual distribution criteria of compensation approved by the General Meeting among its own members and those of the Board of Officers;

(viii)                       convene the General Meeting in cases provided by law or when deemed appropriate;

(ix)                             approve the payment or credit of interest on net equity to shareholders;

(x)                                approve the expansion plans;

(xi)                             decide on the issue of simple debentures, not convertible into shares and without secured guarantee;

(xii)                          decide on the issue of shares or warrants, up to the authorized limit of capital;

(xiii)                       establish the issue price of shares in capital increases by public or private subscription, fixing also the other conditions to such issuance;

(xiv)                      submit to the General Meeting a proposal of granting stock options plan to the Officers or employees of the Company;

(xv)                         authorize (a) the acquisition of the Company’s shares to be canceled or held in treasury and (b) the sale of shares held in treasury;

(xvi)                      authorize the sale or encumbrance of the Company’s properties, in amounts ecxeeding the limit established by the Policy of Authorities approved by the Board of Directors. All other cases of exchanges and donations are excluded and shall be approved by the Board of Directors regardless of the amount

(xvii)                   authorize the execution of any legal businesses between the Company and its controlled companies, on the one part, and any related parties, on the other part, in the individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors, which may, in this case, decide on the establishment of an ad hoc advisory committee for the specific purpose of analysis of the transaction with the related parties, to be formed by members of the Board of Directors who do not have conflicting interests with their operation; if the Board decides for the constitution of this committee, it will be responsible to establish its operation, period and composition;

(xviii)                authorize the execution of any legal businesses binding upon the Company or that exempts third parties from liability to the Company, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors, with due regard for the provisions in item (xvii) of this article. The Pulp Sales Agreements are exempted, which are independent of the approval by the Board of Directors;

(xix)                                authorize the provision of guarantees in favor of third parties, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors. Any guarantees provided in favor of companies or entities controlled by the Company itself, individually or jointly, and any guarantees of any kind whatsoever granted in legal proceedings to which the Company or its controlled companies are a party are excluded and shall not require authorization from the Board of Directors;

(xx)                         authorize the execution of financial transactions by the Company, when the individual amounts per transaction exceed the limit established by the Policy of Authorities approved by the Board of Directors;

(xxi)                      approve operations for the acquisition, assignment, transfer, disposal or encumbrance of any type or form of ownership interest, when the amount exceed the limit established by the Policy of Authorities approved by the Board of Directors;

(xxii)                   resolve on the issuance of commercial paper for public placement in Brazil, determining: (a) issue value and its division into series; (b) number and nominal value; (c) conditions of remuneration and indexation, (d) maturity of securities; (e) guarantees; (f) statement to prove compliance with the legal limits; (g) payment place; (h) hiring of services related to the issue;

(xxiii)                in view to comply with good corporate governance practices, approve the creation of Committees (one being the Financial Committee), as well as its Internal Rules which shall, among other matters of interest to the Company, specifye rules concerning the work, competence, remuneration and procedures;

(xxiv)               define the triple list of institutions or companies specialized in economic appraisal of companies, to prepare the valuation report for the purposes of public offerings provided in Chapters VIII and IX of the Company’s Bylaws;

(xxv)                  express itself in favor or against any public offering of shares whose subject are the shares issued by the Company, by means of a previously grounded opinion, published within up to fifteen (15) days from the publication of the notice of public offering of shares, which shall address, at least (a) the convenience and the opportunity of the public offering of shares in relation to the joint interest of shareholders and also in relation to the liquidity of securities under its title; (b) the repercussions of the public offering of shares on the Company’s interests; (c) the strategic plans published by the offering in relation to the Company; (d) other aspects the Board of Directors deems appropriate, as well as the information required by the applicable rules established by CVM.

(xxvi)               define the triple list of companies specialized in economic appraisal of companies, to prepare the appraisal report of the Company’s shares, in cases of takeover to cancel the public company registration or withdrawal from the New Market;

(xxvii)            designate, from among the Officer, who shall accumulate the duties of Investor Relations Officer, which shall be responsible for providing the information needed by investors, stock exchanges and the Securities and Exchange Commission - CVM;

(xxviii)         authorize the distribution of interim dividends, as an anticipation of the annual dividend;

(xxix)               appoint and remove independent auditors, based on the recommendation of the Statutory Audit Committee;

(xxx)                  prepare and submit to the Annual General Meeting the annual report of corporate activities, filling it with the financial statements legally required in each year.

CHAPTER IV

ADVISORY COMMITTEES

11.                              As permitted by item XXII of Article 17 of the Company’s Bylaws, the Board of Directors may, when it deems necessary, set up committees ( “Committees” or “Committee”), which will operate on a permanent or partial basis, with specific advisory and instruction assignments on matters to which they have been formed, subject to the provisions of its Internal Rules, the Internal Rules of the Board of Directors, when applicable, and the Company’s Bylaws.

CHAPTER V

DUTIES OF THE PRESIDENT OF THE BOARD OF DIRECTORS

12. The Chairman has the following duties:

(i)                           ensure the efficiency and good performance of the body;

(ii)                        ensure the effectiveness of the monitoring and evaluation system by the Board of Directors, the Company, members of the Board of Directors and Board of Officers, individually, as well as their bodies;

(iii)                     harmonize the activities of the Board of Directors with the interests of the Company, its shareholders and other stakeholders;

(iv)                    organize and coordinate, in collaboration with the Secretary of the Board, the agenda of the meetings, consultation with the other Board members and, if applicable, the Chief Executive Officer;

(v)                       coordinate the activities of the other Board members;

(vi)                    ensure that the Board members receive, along with the convening agenda and through the Company’s Governance Portal, complete and timely information about the items on the agenda of meetings;

(vii)                 propose the annual calendar of events of the Board of Directors;

(viii)              organize, upon the election of a new member of the Board, an integration program that allows them to make contact with the activities and to get information about the organization;

(ix)                    during meetings, the roles of the Chairman are:

(a)             chair the presiding officers and indicate who will act as a secretary;

(b)             declare the meeting open and determine its beginning;

(c)              inform the other Board members on the confidential and strategic nature of materials included in the agenda, in which case there will be a prior decision of the Board of Directors regarding the relevance of the discussion on this issue;

(d)             if the majority of the Board members deems relevant the discussion of sensitive and strategic matters referred to in the preceding paragraph, keep this matter on the agenda;

(e) submit to the Board of Officers requests for information that are requested to them by the Board of Directors, by majority decision;

(f) call the meeting to order;

(g) call the Board members to voice their opinions on the issues addressed;

(h) control the extent and relevance of the activities of the Board of Directors;

(i)        organize voting;

(j) declare the results.

CHAPTER VI

DUTIES OF THE SECRETARY OF THE BOARD OF DIRECTORS

13.                              The Board of Directors may appoint an officer or employee of the Company to act as Secretary, with global corporate functions, with the following main responsibilities:

(i)                           organize the agenda to be discussed, based on requests from Board members and consultation with the Chief Executive Officer, and submit it to the Chairman of the Board of Directors for further validation and dissemination;

(i)                           be the secretary of meetings of the Board of Directors, assisting the Chairman in the organization of meetings, including the convening of Board members and in the disclosure of the agenda;

(ii)                        write the minutes of Board of Directors meetings and gather the signatures of Board members;

(vi)                    be responsible for custody of the corporate seal and mechanical seals, if any.

CHAPTER VII

INSPECTION OF THE MANAGEMENT OF OFFICERS

14.                              As provided by law and the Company’s Bylaws, the Board of Directors shall supervise the management of Officers, and may examine the Company’s books and documents, and request information on agreements entered into or to be entered into, and any other acts.

15.                              The power to inspect shall be exercised collectively and all requests for information, including, without limitation, requests for documents, books, papers, presentations of Officers or employees of the Company, or requests of information and/or clarification addressed the Company’s independent auditors, shall be directed through the Chairman.

CHAPTER VIII

DUTIES OF THE BOARD MEMBERS

16.                              It is the duty of the Board members to ensure the good governance practices of the Company, and to ensure sufficient time availability to study the matters on the agenda and attendance at the meetings of the Board of Directors previously prepared, with the examination of the documents made available and to actively and diligently participate in them.  If unable to participate, the Chairman shall be informed and the alternate shall be called.

17.                              It is recommended that the Board members, effectives and alternates, participate in at most four (4) other boards of companies.

17.1.                    For the purposes of Section 17, there shall not be considered the exercise of the role of member of the board of directors in philanthropic entities, clubs or associations, which should, in any case, appear on the enrollment information of the Board members.

18.                              The Board member shall perform the duties that the law and Bylaws confer upon them to achieve the purposes and the interests of the Company, with strict observance of what is contained in the Internal Rules, always acting with independence from the shareholder or shareholder group that has elected them for the position. Once elected, the Board member must act solely in order to achieve the purposes and interests of the Company, satisfying the requirements of the public good and the social function of the company.

19.                              The Board members shall use, in the exercise of their functions, care and diligence that every active and honest man usually employs in managing their own business.

20.                              The Board members cannot fail to inform the Company and the Board of Directors about business opportunity of which they are aware and which may be of interest to the Company.

21.                              It is forbidden to the Board members to intervene in corporate transactions in which they have conflicting interests with the Company, and in the decision taken in this regard by the other directors, observing also the provisions of Clause 23 below. The Board member shall state that they are in a situation of Conflict of Interest when they consider that any decision by the Board of Directors on a subject on the agenda to vote can result in personal benefit or benefit to others, with or without prejudice to the Company.

22.                              The Board member deemed in a situation of Conflict of Interest with the Company shall declare themselves impeded in the meeting of the Board of Directors or notify the Chairman of the Board of Directors, being responsible for notifying them of their absence and to consign in the minutes of the Board of Directors meeting the nature and extent of their interest.

23.                              The Board member in a situation of Conflict of Interest, after declaring themselves impeded, cannot participate in the discussion or vote on the matter in which they have Conflict of Interest, and should be absent from the meeting room when the Board of Directors is discussing these matters.

24.                              Without prejudice to the provisions of Articles 117, § 1, f) and 156, § 1 of Law no. 6404/76, to hire service or product providers, when there is the possibility of participation of controlling shareholders or persons linked to them, or also related to the Company’s management, the hiring process should be based on bid to be approved by the Board of Directors.

24.1.                    In situations where the Board of Officers has to make decisions in an extremely short time and when one of the controlling shareholders or persons connected to them has submitted the best proposal, the Board of Directors should be activated by the Board of Officers to ratify appointments to be made by fax or -mail.

24.2.                    In every hiring objectified by the Company, in the case referred to in item 24.1. above, the Board of Officers will be responsible for the task of providing to the Board of Directors the elements and items necessary support the decision making, preparing for submission to the Board of Directors, in the various stages of the procedure, reports and opinions, with recommendations.

24.3.                    In order to ensure the necessary support to members of the Board of Directors, they can rely on the advice of professionals hired by the Company, with the approval of the Board of Directors, comprising at least one expert on the subject that is object of the acquisition, and other modes of advice that may be considered necessary.

24.4.                    In addition to this technical support, the Board of Directors may rely on legal support for the analysis of contracts and legal documents, especially those to be submitted for final approval by the Board of Directors.

24.5.                    In case of participation of controlling shareholders and/or persons connected to them in the bidding process, the representative of the shareholder that as a result of this situation has a Conflict of Interest with the Company will be totally oblivious to the process and the information gathered by the Board of Directors, and may not attend any meetings on such hiring.

25.                              The information sent to the Board of Directors by the Company or by third parties related to the matter in which certain Councilor declares themselves in a situation of Conflict of Interest will not be sent to such Board member, and they will not be given access to such information by the other Board members.

26.                              Regardless of the notification established in clause 22, whenever the Chairman identifies a situation that can create a Conflict of Interest of a certain Board members regarding any matter to be decided by the Board, the Chairman shall notify such Board member so that they, within an established timeframe, speak up in this regard with a view to the provisions of clauses 22 and 25.

27.                               Under Law no. 6404/76, the Board members have a duty of loyalty towards the Company and may not disclose to third parties information about the business thereof, shall maintain the confidentiality of any material, inside or strategic information of the Company, obtained by virtue of their office, as well as ensuring that third parties did not have access to it, being forbidden to make use of information to obtain any advantage for themselves or others.

27.1.                    For the purposes of this article, it is considered:

(i)                                     privileged: any information provided to a particular person or group prior to its public disclosure;

(ii)                                  relevant: any resolution of the General Meeting or the Company’s management or any other act or fact occurred in its business that may significantly influence (a) the price of the securities issued; or (b) the decision of investors to trade such securities; or (c) the decision of investors to exercise any rights attached to securities beneficial owners of the Company;

(iii)                               strategic: any information that may give to the Company a gain or competitive advantage over its competitors and that, because of their importance, should be kept confidential.

28.                               Whenever requested by the Chairman of the Board of Directors, the Board members must return any documents obtained as members of the Board of Directors and cannot retain any copy, record or note of them.

29.                               It is forbidden to the Board members to use, to themselves or others, or allow third party to use, opportunities of which they have knowledge of by virtue of their role as administrator of the Company, even if the Company has no interest or cannot take advantage of it, including, without limitation, to acquire or dispose of assets or rights; contact customers or suppliers of the Company; take advantage of any business that has been offered to the Company or that the Company has evaluated; contract services, acquire assets or perform activities which they had the opportunity to assess as a Board member.

30.                               The Board member that, after elected, should exercise any activity that directly competes with the Company’s activities, or hold a position in a company which is the Company’s direct competitor, shall communicate it to the Chairman of the Board and the Company (in the person of its Chief Executive Officer) and put their mandate at the disposal of the Board, being unable to participate in any meetings of that body or to perform any act as a Board member until the Company’s General meeting, pursuant to article 147, § 3 of Law no. 6404/76, shall decide on it.

31.                               The Board member shall keep the Company and the other Board members informed on the number of shares, warrants, options to purchase shares and debentures convertible into shares of the Company that they own.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

32.                              These Rules shall enter into force on the date of its approval by the Board of Directors and revokes any rules and procedures to the contrary.

33.                               Once approved this Internal Rule, it will be complied with immediately by the Company and its Officers; by the Board members and their alternates; as well as members of the advisory committees and the Secretary, and may only be amended by the affirmative vote of a majority of the members of the Board.

São Paulo, July 28, 2016.

JOSÉ LUCIANO DUARTE PENIDO

Chairman of the Board of Directors

Annex 8 - INTERNAL RULES OF THE BOARD OF OFFICERS

CHAPTER I

THE BOARD OF OFFICERS

1.                                     The Board of Officers of Fibria Celulose S.A. ( “Fibria” or the “Company”) is a corporate body whose powers and duties are set under Law 6404/76 and subsequent changes to the Company’s Bylaws ( “Bylaws”).

2.                                     The Board of Officers of the Company (the “Board”) shall act in a collegiate manner whenever required by the Bylaws or the Company’s interests. Each of the Officers shall act individually within the limits of their respective duties and powers established in the Bylaws, Policy of Authorities and by resolution of the Company’s Board of Directors. The Company’s representation is a private competence of Officers.

CHAPTER II

STRUCTURE AND FUNCTIONING OF THE BOARD OF OFFICERS

3.                                     The Board, elected by the Board of Directors for a term of office of one (1) year shall consist of three (3) to ten (10) members, one of whom shall be the Chief Executive Officer, and the remaining shall be Officers without specific designation.

4.                                     In the absence or temporary impediment of any Officer, the Chief Executive Officer shall appoint, from among the other Oficers, the one who shall perform their duties cumulatively with those of the replaced Officer, until the reassumption of the position, however, in case of temporary accumulation of roles, no one shall receive any additional compensation.

5.                                     The Chief Executive Officer shall exercise the executive management of the Company, being on its responsabilities organize, coordinate and supervise the activities of the other Officers, endeavouring the compliance with the decisions and guidelines established by the General Meeting and the Board of Directors.

5.1.                           It is a Chief Executive Officer’s duties:

(i)                                     To convene and preside the meetings of the Board of Officers, as well as prepare, organize, construct and distribute meeting agendas, and distribute the information necessary for the consideration and resolution of the matters on the daily agenda;

(ii)                                  Comply with and ensure that others comply with the Bylaws, the resolutions of the General Meeting and resolutions of the Board of Directors and the Boardof Officers;

(iii)                               Coordinate and supervise the activities of members of the Board of Directos, aiming to harmonize the actions of all in the interests of the Company; and

(iv)                              Keep the Board of Directors informed on the activities of the Company.

5.2.                           The Board of Officers may appoint an employee of the Company to act as Secretary, with global corporate functions, assigned to assist the Chief Executive Officer in the organization of meetings, preparation of minutes, extraction of certificates, compliance with legal formalities related to meetings of the Board of Officers and to keep any material submitted to the Board of Officers.

5.3.                           In their absence or temporary disability, the Chief Executive Officer shall be replaced by another Officer designated by him.

6.                                     The Officers, always acting two of them jointly, shall observe the statutory guidelines, the resolutions of the Board of Directors and the General Meeting, represent the Company actively and passively, in and out of court. The Directors, acting two of them jointly, may appoint attorneys to represent the Company within the limits and in the manner set forth in the Bylaws.

CHAPTER III

MEETINGS OF THE BOARD OF OFFICERS

7.                                     The Board shall meet whenever the corporate interests so require, convened by the Chief Executive Officer and with their mandatory attendance or the attendance of a substitute appointed by them, whenever there are discussions about the sale of assets and creation of encumbrances. All decisions shall be taken by simple majority vote, and the Chief Executive Officer or the Officer that is replacing him - when presiding the meeting - shall have, beyond their individual vote, the casting vote, with the effect to untie votes that are perhaps tied, being certain, however, that no member shall have more than one vote.

7.1.                           Board of Officers’ meetings shall be held at the Company’s headquarters or place designated by the convening notice, and may also be held by conference call or videoconference, or any other technological means which simultaneously connect different locations.

7.2.                           Employees, independent auditors or consultants of the Company, shall attend to the Board meetings whenever they are invited, and may not vote on matters submitted for deliberation.

7.3.                           Any meeting of the Board may be confidential in whole or in part if, at the discretion of the Chief Executive Officer, there is a matter whose nature so dictates, including, with respect to the disclosure of decisions.

CHAPTER IV

DUTIES OF THE OFFICERS

8.                                     The Officers shall perform their duties in compliance with the provisions of the law, the Bylaws, the Code of Conduct and other internal and external standards of the Company.

9.                                     The Directors shall use, in the exercise of their functions, care and diligence that every active and honest man usually employs in managing their own business, keeping confidentiality about the affairs of the Company.

10.                              Regarding the occurrence of any Conflicts of Interest among members of the Board of Officers, the same rules contained in the Internal Rules of the Board of Directors shall apply.

CHAPTER V

FINAL AND TRANSITIONAL PROVISIONS

11.                              These Rules shall enter into force on the date of its approval by the Board of Directors and shall revoke any rules and procedures contrary.

12.                              Once approved this Internal Rules, it will be complied with immediately by the Company, its Officers and the Secretary, and may only be amended by the affirmative vote of a majority of the members of the Board of Directors.

São Paulo, July 28, 2016.

Annex 9 - INNOVATION COMMITTEE INTERNAL RULES OF FIBRIA CELULOSE S.A.

CHAPTER I

THE INNOVATION COMMITTEE

1.                                     The Innovation Committee (the “Committee”) is an advisory and instruction collegial body, established by the Board of Directors (the “Board”) of Fibria Celulose S.A (“Fibria” or the “Company”), as provided for in section XXII of the Article 17 of the Company Bylaws.

2.                                     The Committee’s decisions shall be taken by consensus or by the clear majority of its members in attendance at the meetings, referring to the Board of Directors for the any dissident vote. For being an advisory body of the Board of Fibria, the Committee’s decisions are recommendations to the Board. Such Committee’s recommendations, when applicable, shall be commented by the legal department of the Company.

2.1 Notwithstanding the provisions set forth in the previous article, the Board may request the Committee to consider in advance specific issues within the scope of the Board.

CHAPTER II

MEMBERSHIP AND OPERATION OF THE INNOVATION COMMITTEE

3.                                     The Committee shall operate on a permanent basis and shall be composed of three (3) to six (6) members, one of which the Coordinator, who shall be appointed between its effective and alternate members, as well as between professionals with recognized experience, subject to the provisions of section 3.1 below, in addition to the Chief Executive Officer of the Company.

3.1.                            The Chief Executive Officer of the Company shall be necessarily elected to integrate the Innovation Committee;

3.2.                            The Committee’s Coordinator shall be an effective member of the Board of Directors;

3.3.                            Most of the Committee’s members shall be effective members or alternates of the Board of Directors.

3.4.                            All the Committee’s members shall have voting rights.

4.                                     The term of office of the Committee members shall coincide with the term of office of the members of the Board, and the members of the Committee are entitled to the compensation as may be established by the Board, due to the performance of their corresponding functions.

5.                                     There shall be no hierarchy among the Committee’s members, except for the scope of the member acting as Coordinator of the Committee, which shall be treated in Article 7 below.

6.                                     The duties and powers of the Committee do not confound with those provided by law to the management bodies of the Company.

7.                                     The Coordinator shall be in charge of the supervision and administrative organization of the Committee, being responsible — with the assistance of the Secretary — for the preparation, organization, development, and distribution of meetings’ agendas and minutes and the information necessary for the discussion of the matters contained on the agenda. The Coordinator shall be further responsible for forwarding the Committee’s recommendations to the Chairman of the Board of Directors of Fibria.

7.1.                           With a quarterly minimum frequency, and in accordance with the forecast of the Thematic Agenda of the Board of Directors, the Coordinator shall report to the Board meetings activities and recommendations of the Innovation Committee.

8.                                     The Officer of Strategy and New Business shall serve as secretary for the Committee, performing the duties established in these Rules and any other as might be determined by the Committee.

8.1.                           Secretary’s duties are the following:

•   to provide all logistical support for the holding of Committee’s meetings, issuing, on behalf of its Coordinator, their corresponding calls and providing the necessary reservations of physical space, equipment, etc.;

•   to serve as secretary for the proceedings of the Committee, transcribing the referred meeting minutes;

•   to forward meeting minutes of the Committee to the Secretary of the Board of Directors, so that it can provide the necessary publications in the Company’s Corporate Governance Portal;

•   to keep an organized file of the Committee documents.

8.2.                           For the good performance of the assigned duties, the Committee’s Secretary shall be supported by the Board of Directors’ Secretary.

9.                                     Permanent Guests - The committee shall have as permanent guests the Technology and Innovation Officer, who shall have, as main function, to update the Committee on the status of the main projects in course and the main news from the market, concerning innovation and/or new technologies in the forestry industry, in the competition or even out of similar sectors. Furthermore, the Technology and Innovation Officer shall be able to directly understand the requests of the Committee, through an interactive participation.

In addition to the Technology and Innovation Director, the Committee may invite experts with recognized experience to take part in meetings, in order to collaborate with their wide view, experience and seniority. Such experts shall sign the Non-Disclosure Agreement regarding the information addressed in the meetings, being subject, as the Committee’s members, to the provisions of section 19 of the Internal Rules of Fibria Celulose S.A.’s Innovation Committee.

CHAPTER III

DUTIES AND RESPONSIBILITIES OF THE INNOVATION COMMITTEE

10.                    The Committee shall have the following duties and responsibilities, as well as any other as may be assigned by the Board of Directors, on specific minute:

10.1.       To advise the Board of Directors of the Company in the analysis of initiatives related to the research and technological innovation, in the forestry, industrial and management sectors, regarding new products and in procedures;

10.2.       To prepare recommendations to the Board of Directors and monitor the implementation of policies, strategies, and actions related to research and innovation within the scope of the Company;

10.3.                    To evaluate the investment proposals of the Company under the perspective of Innovation, and prepare possible recommendations to the Board of Directors.

CHAPTER IV

INNOVATION COMMITTEE MEETINGS

11.                              The Committee shall have its ordinary meeting three (3) to six (6) times a year — or whenever deemed convenient — by calling from its Coordinator through the Fibria’s Corporate Governance Portal,  letter, email, telegram or facsimile, with at least five (5) days in advance.

11.1.                    The meetings shall be held with the attendance of at least 2/3 of the Committee’s members.

11.2.                    Regardless of the call formalities, it shall be considered regular the meetings those attended by all the Committee’s members;

12.                              The Committee meetings may be held in the headquarters of the Company or in any other place previously agreed by the Committee’s members, and may further be held by conference call or video conference.

13.                              If invited, other members from the Management, Officers, employees or consultants of the Company may attend the Committee’s meetings, but without voting rights.

14.                              It shall be forwarded to the Committee, by its Coordinator or Secretary, at least seven (7) days prior to the date set for each meeting, reports containing the necessary information for the proper assessment and decision relating to the matters contained on the meeting agenda.

15.                              Any Committee’s meeting may be confidential, in whole or in part, if, at the discretion of the Coordinator, there is any matter whose the nature requires to do so, including with regard to the conclusions reached.

CHAPTER V

DUTIES AND PRIVILEGES OF THE COMMITTEE AND ITS MEMBERS

16.                              The Committee members are subject to the same duties as the Board of Directors members, pursuant to the law, the Bylaws and these Internal Regulations.

17.                              The Committee shall have the powers to require information from the Board of Officers, and its Coordinator shall (a) inform the Board in writing, through its Chairman, the content of any information requested, observing the restrictions regarding a potential conflict of interest, as provided for in Clause 18 of these Internal Rules; and (b) maintain a record of all information and documents forwarded to the Committee by the Board of Officers of the Company.

18.                              Regarding the occurrence of any conflicts of interest of the Committee’s members, the same rules contained in the Board of Directors Internal Rules shall apply.

19.                              Committee members and possible Permanent Guests have a duty of loyalty towards the Company, and may not disclose to third parties any documents or information about its businesses, and shall keep confidentiality of any material, privileged or strategic information of the Company that has been obtained by virtue of their office, as well as to ensure that third parties do not have access to it, being forbidden to use such information to obtain, either for themselves or for third parties, any advantage.

19.1.                    For the purposes of the heading of this article, the following shall apply:

(i)                           privileged: any information released to a specific person or group before its public disclosure;

(ii)                        material: any decision of the General Meeting or the management bodies of the Company, or any other act or fact occurred in its business that may significantly impact (a) the price of securities issued by the Company; or (b) the decision of investors to trade such securities; or (c) the decision of investors to exercise any rights inherent to the condition of holder of securities issued by the Company;

(iii)                     strategic: any information that may grant to the Company a competitive benefit or advantage towards its competitors or that, due to its relevance or sensitivity (such as information related to the compensation or performance of Management’s members and executives of the Company), should be kept confidential.

20.                              The Committee shall report its activities and submit its recommendations to the Board of Directors at least once a year.

CHAPTER VI

TRANSITIONAL AND FINAL PROVISIONS

21.                              These Rules shall enter into force on the date of its approval by the Board and revokes any rules and procedures to the contrary.

22.                              Once these Rules are approved, it shall be promptly complied with by the Company, its Board of Officers and employees; by the Committee’s members; by the effective and alternates members of the Board of Directors; and can only be amended by the affirmative vote of the majority of the Board members.

São Paulo, July 28th, 2016.

Annex 10 - INTERNAL RULES OF THE STATUTORY AUDIT COMMITTEE

CHAPTER I

THE STATUTORY AUDIT COMMITTE

1.                                     The Statutory Audit Committee is a collegiate body for assisting and instructing, directly linked to the Board of Directors (“Board”) of Fibria Celulose S.A. (“Fibria” or “Company”), and set forth in the Article 29 of the Company Bylaws.

1.1.                           The Statutory Audit Committee has the purposes of supervise the quality and integrity of the financial reports, the compliance with the legal - statutory and regulatory - standards, the adequacy of procedures related to risks management and the activities of internal and independent auditors.

2.                                     For being an advisory body to the Board of Directors, the decisions of the Statutory Audit Committee are recommendations to the Board. The Statutory Audit Committee recommendations shall be accompanied by analysis supporting its decisions.

3.                                     In carrying out its responsibilities, the Statutory Audit Committee shall maintain an effective relationship with the Board of Directors, the Board of Officers, internal and independent audits, and, when convened, the Fiscal Council of the Company.

CHAPTER II

MEMBERSHIP AND OPERATION OF THE STATUTORY AUDIT COMMITTEE

4.                                     The Statutory Audit Committee shall operate on a permanent basis, reporting to the Board and shall be composed by at least three (3) and a maximum of five (5) members, elected by the Company Board of Directors, and such members shall also be independent members of the Board, with at least one of them having proven qualification in finances (“financial literacy”), pursuant to the provisions of this Rules, the applicable legislation (particularly in the Section 10A of the “Securities Exchange Act of 1934” and the respective regulations), and the rules issued by the regulatory agencies of capital markets and stock exchanges where the Company’s securities are listed, as well as the requirements set forth in the Article 147 of the Law no. 6.404/76.

4.1.                           To comply with the independence requirement, the Statutory Audit Committee member (i) may not be, or have been, in the last five (5) years, (a) officer or employee of the Company or of its direct or indirect controlling shareholders, controlled companies, related companies or joint control companies — directly or indirectly, or (b) technical manager for the team involved in the institution’s audits; and (ii) may not be spouse, direct or collateral to the 3rd degree relative, and, by affinity, to the 2nd degree relative, of the persons referred to in the item (i) of the section hereof.

4.1.1                    Notwithstanding the provisions set forth in this section 4, a person holding directly or indirectly upper to ten percent (10%) of interest in the Company or in any of its subsidiaries voting capital stock is not eligible to be a Statutory Audit Committee member.

4.2.                           The Statutory Audit Committee shall have in its composition at least one financial expert, with recognized experience in corporate accounting matters. Financial expert (“Financial Expert”) is understood as the Statutory Audit Committee’s member who, by academic background or proven professional experience in the areas of accounting, independent audit or financial management, has, cumulatively: (i) knowledge on the accounting principles generally accepted in Brazil and in the United States of America that are applicable to the Company and the financial statements; (ii) ability in applying such principles to the main accounting estimates and reserves; (iii) experience in drafting, auditing, assessing or evaluating financial statements of scope and complexity similar to those of Fibria; (iv) educational background consistent with the corporate accounting knowledge required for the activities of the Statutory Audit Committee; (v) knowledge on internal controls and corporate accounting procedures; (vi) knowledge on the rules and procedures related to the internal controls used in drafting financial statements and (vii) knowledge about the Statutory Audit Committee’s charges and operation, especially concerning the provisions set forth by the “US Securities & Exchange Commission”.

4.2.1.                 In addition to the provisions of the sections 4.1 and 4.1.1 above, to achieve the independence requirement, the Finance Expert of the Statutory Audit Committee:

I — may not be, or have been, in the last five (5) years, (a) partner or employee of the external audit firm providing services to the Company, (b) relative of a member of the external audit firm providing services to the Company; or (c) relative of an employee of the external audit firm providing services to the Company who has directly engaged activities in the Company’s audit;

II — may not, directly or indirectly, control the Company or any of its subsidiaries;

III — as well as their spouse, direct or collateral relatives, 1st degree relatives by affinity, and people living together with the Financial Expert shall not have received, for a full period of twelve (12) months in the last three (3) years, more than USD 120,000.00 (one hundred and twenty thousand United States dollars) from the Company in direct financial compensations unrelated to payments received as a member of the Board and committees and pensions, or for other services provided previously;

IV — as well as their spouse, direct or collateral relatives, 1st degree relatives by affinity, and people living together with the Financial Expert may not be, or have been, in the last three (3) years, officers in any company in which any of the current Officers have engaged activities as member of the compensation committee; and

V — may not be currently employed, as well as their spouse, direct or collateral relatives, 1st degree relatives by affinity, and people living together with the Financial Expert may not be currently Officers in a company that have made payments to or received payments from the Company related to goods or services in an amount that, in any of the last three (3) years, exceeded one million United States dollars or two percent (2%) of the gross revenue of the concerned company.

4.2.2.                 The compliance with the requirements set forth in the sections 4.2 and 4.2.1 must be supported by documents maintained at the Company’s headquarters, made available to the Brazilian Securities Commission (“CVM”), the Unites States of America Securities & Exchange Commission (“SEC”) and any other regulatory agents for a term of five (5) years as of the last day of the term of office of the Statutory Audit Committee’s member.

4.3.                            Each Committee’s member shall, through the attendance in lectures, seminars, workshops or alike, devote a minimum of eight (8) hours per year to their updating on accounting, fiscal and tax issues, as well as in the ones related to the requirements of regulatory bodies and independent audits. The Committee Coordinator shall be entitled of the approval, in advance, of the annual update plan of each of its members, submitting the costs’ forecast to the Chairman of the Board for its preliminary inclusion in the Company Budget. The costs arising from such continuous qualification shall be borne by the Company and should be pre-approved by the Chairman of the Board.

4.4.                           The Statutory Audit Committee, among its members, shall appoint a Coordinator who shall be in charge of the duties set forth in the Rules hereof, in the applicable legislation and others that may be established by the Statutory Audit Committee.

4.4.1. The Statutory Audit Committee shall appoint a Secretary, who shall not be a member or have voting rights.

4.5.                           The term of office of the Statutory Audit Committee members shall be of five (05) years, re-electable for equal period. The Committee members shall be limited to a maximum period of ten (10) years in office.

4.5.1                    Upon having exercised their office for any given period, the members of the Statutory Audit Committee may only be part of such body again after at least three (3) years of the end of the term of office.

4.6.                           It is forbidden to members of the Statutory Audit Committee to receive, directly or indirectly, any kind of compensation from the Company or its subsidiaries, controlled companies and consolidated related companies due to the provision of services, supply of products or operations of any nature, except for (i) the compensation due to the exercise of their duties as member of the Board of Directors, Fiscal Council, if convened, or Statutory Audit Committee of the Company, in the amount set forth by the Company’s Board; and (ii) fixed amounts due to retirement plans for services rendered to the Company, provided that not tied to the continuity of the services provision.

4.6.1.                 The Board shall establish the compensation of the Committee’s members, as well as the budget directed to cover the expenses of its operation.

4.7.                           The replacement of a Statutory Audit Committee member shall be reported to CVM, SEC and the stock exchanges in which Company’s securities are listed within 10 days as of their replacement.

5.                                     The Coordinator shall be responsible for the supervision and administrative organization of the Statutory Audit Committee’s activities, being responsible — with the assistance of the Secretary — for the preparation, organization, development, and distribution of meetings’ agendas and minutes and the information necessary for the discussion of matters contained on the agenda. The Coordinator shall also be responsible for forwarding the Committee’s recommendations to the Chairman of the Board.

5.1.                           The Statutory Audit Committee Coordinator, together with other Committee’s members, if necessary or convenient, shall (i) meet with the Board of Directors with a quarterly minimum frequency; and (ii) attend the Company’s Annual Meeting.

6.                                     The Statutory Audit Committee’s Secretary shall attend all the meetings, having, however, no participation in the discussions or voting rights.

6.1.                           The Secretary’s duties are the following:

(i) to prepare the annual agenda of the Statutory Audit Committee’s activities;

(ii) to monitor the established deadlines and the information flow, ensuring the forwarding of the Committee’s requests to the relevant parties in a timely manner;

(iii) to maintain permanent access channels to updated information about the Company and the decision making process of the Board of Officers to the Statutory Audit Committee’s members;

(iv) to prepare support materials and agendas of the necessary people for the discussion of subjects aiming at decisions that require a better understanding;

(v) to set deadlines for the disclosure of information, pursuant to the Management’s members’ needs, enable the interaction with the executives for any required clarifications;

(vi) to provide arrangements for the Statutory Audit Committee’s meetings, from the required infrastructure to the support material, ensuring that the Committee’s members receive precise and sufficient information to take their decisions in a timely manner; and

(vii) to document the Committee’s decisions and recommendations, as well as to maintain such Statutory Audit Committee’s files organized.

6.2.                           For the good performance of the assigned duties, the Secretary of the Statutory Audit Committee shall be supported by the Secretary of the Board of Directors.

7.                                     Except in the event of conflict of interests, as set forth in the section 18 below, all information and documents shall only be supplied or made available to all Statutory Audit Committee members, being forbidden to any of its members to access information, which was not provided to the others.

CAPÍTULO III

DUTIES AND RESPONSIBILITIES

8.                                      The Statutory Audit Committee shall have the following duties and responsibilities, as well as any others as may be assigned by the Board:

To supervise the integrity and quality of the financial statements

I.                                         To review, prior to its disclosure, and monitor the integrity and quality of the quarterly, interim and annual financial statements of the Company, as well as related documents, including the information contained in the Management’s report;

II.                                    To assist the Board of Directors in the supervision of the process for the drafting of the Company’s financial statements and other reports required by law, in order to ensure that such statements and reports comply with the applicable legal requirements;

III.                             To assess, together with the independent auditors:

•                                       the critical accounting practices and policies adopted by the Company in drafting and releasing its financial statements;

•                                       Alternative treatments selected for the adoption of accounting principles and practices or for the method of its application, as per accounting practices adopted in Brazil and United States, which have been discussed with the Management, as well as the effects arising out of such treatments;

•                                       adequacy of the accounting estimates and reserves and relevant judgments used by the Management in drafting financial statements;

•                                       adequacy of the risks assessment methods used by the Management and of the results of the conducted assessments;

•                                       obstacles found during the audit, including limitations in the performance of the proposed activities, restrictions on access to information and disagreement with the Management regarding the drafting and releasing of financial statements and corresponding reports;

IV.                                To assess and supervise, together with the management and the internal audit department, the reasonableness and adequacy of transactions with related parties undertaken by the Company and the respective evidences;

V.                                     To monitor the quality and integrity of the released information and measurements based on accounting data set and non-accounting data that add elements not covered by the structure of the usual reports of the financial statements;

VI.                              To assess and discuss with the Company’s Management and independent auditors the conflict cases related to the financial statements or the application of the generally accepted accounting principles;

To ensure compliance with the legal, statutory and regulatory rules

VIII.                      To assess the monitoring, by the Company, of laws, rules and regulations applicable to it and the involvement of the Board of Officers in pursuing such goal;

IX.                                To independently assess potential conflicts of interest involving shareholders, Board members, officers, managers, auditors and others, as well as to propose to the Board of Directors appropriate corrective actions, if applicable;

X.                                     To monitor, within the scope of the Statutory Audit Committee’s attributions, the actions of regulatory and supervisory bodies in relevant subjects, as well as the information, communications and reports addressed to them;

XI.                              The Statutory Audit Committee must ensure the implementations by the Company of practical arrangements to receive, retain and address information and complaints, internal and external to the Company, including complaints on accounting, internal controls and audit matters. Such arrangements shall ensure confidentiality and anonymity, as applicable, of those taking initiative to use the channel;

XII.                         The Statutory Audit Committee shall be regularly informed about the received complaints, the means by which they were addressed and the respective results; and

XXIII.             The internal audit shall include among its activities the verification of the broad and effective disclosure of the means of accessing and using the reporting channel.

Internal controls and adequacy of the procedures relating to risks management

XI.                                To monitor the quality and integrity of the internal controls’ arrangements;

XII.                           To supervise the activities of the functions of Internal Controls and risk management of the Company, as well as the compliance with the applicable legislation, policies, rules and internal procedures of the Company, at all levels;

XIII.                      To assess the adequacy of management reports issued by the Management and those relating to accounting aspects, financial results and risks management, with regard to its integrity, form, content and distribution;

XIV.                     To participate in the establishment of a structure of the relevant Internal Controls procedures of the Company and to assist the Board of Officers in its periodic review, in order to obtain good efficacy thereof;

XV.                          To assess the effectiveness of Internal Controls, as provided for in Chapter VI of these Rules, in order to ensure the compliance of the Company with legal, statutory and regulatory requirements to which it is subject;

XVI.                     To assess the conclusions of the Annual Assessment, the impacts of the deficiencies reported therein, its timely communication to the Board of Directors and the corrective actions implemented or to be implemented in order to eliminate such deficiencies;

XVII.                To regularly assess the results of plans, projects and strategic investments implemented by the Company (“post-audits”), and to recommend its revision, when applicable, in order to ensure the fulfillment of the goals set by the Board of Directors;

XVIII.           To examine and evaluate the recommendations for improvements in internal controls and risk management systems performed by internal and independent auditors, review them with the Board of Directors and monitor their implementation in order to eliminate or mitigate identified material weaknesses;

XIX.                     To assess the determination of parameters of the financial risk management model of the Company and the risk management policies, their resources and the maximum tolerance determined by the Management;

XX.                          To assess the adequacy of human and financial resources applied in the risk management of the Company;

XXI.                     To assess and monitor the Company’s risk exposures, being able to even require detailed information on policies and procedures related to (i) the compensation of the management; (ii) the use of the company’s assets; and (iii) the expenses incurred on behalf of the Company;

To supervise the activities of internal and independent auditors

XXII.                To recommend to the Board of Directors the hiring or dismissal of the independent auditors for the preparation of independent external audit or any other service, issuing opinions about their fees, as well as to assess the results of the services provided by them;

XXIII.           To supervise the activities of the independent auditors in order to assess (a) their independence, (b) the quality of the provided services, and (c) the adequacy of the provided services to the needs of the Company;

XXIV.              To examine, previously, the proposals and the scope of the services performed by the Company’s independent auditors, and to prepare recommendations regarding the acceptance or rejection of thereof to the Board of Directors;

XXV.                   To revise, at last yearly, together with the independent auditors:

•                  The internal procedures of the independent audit firm regarding quality control;

•                  Any relevant issues identified in the most recent review of quality control to which the independent auditors were subject, performed by other independent auditors or deriving from an internal program for such reviews;

•                  Any questions or inquiries related to the independent auditors, conducted by the governmental or professional authorities or regulatory bodies within the five years preceding the current year.

XXVI.            To monitor the activities of the internal audit department of the Company;

XXVII.       To examine, previously, the proposals and the scope of the Annual Plan of Internal Audit, prepared by the Internal Audit department, and to prepare recommendations regarding the acceptance or rejection of thereof to the Board of Directors; and

XXVIII. To revise the organizational structure and qualifications of the Internal Audit members, their annual plan of activities and the results achieved in the development of their duties.

CHAPTER IV

MEETINGS

9.                                     The meetings of the Statutory Audit Committee shall be chaired by its Coordinator and shall be called by the Coordinator by mean of letter, email, telegram or facsimile, with at least five (5) days in advance. The meeting agenda shall be set and disclosed to the members and other attendees together with the call. Regardless of the formalities of notice of meeting, meetings shall be considered effective when attended by all members of the Statutory Audit Committee.

9.1.                           The Statutory Audit Committee meetings shall be recorded in minutes and the decisions shall be taken by majority vote of its members.

9.2.                           The Statutory Audit Committee shall meet bimonthly ordinarily, and extraordinarily when necessary to the corporate interests, called by its

Coordinator, through its Secretary. The request of a special meeting shall be sent to the Coordinator of the Statutory Audit Committee, who shall adopt the necessary measures for the call of the meeting. Preferably, the meetings of the Statutory Audit Committee shall be held prior to the meetings of the Board of Directors, in accordance with the corporate calendar, which shall be disclosed at the beginning of each fiscal year, so that the accounting information is always appreciated before its disclosure.

10.                              The Statutory Audit Committee meetings may be held at the Company’s headquarters or any other place previously agreed by the Committee’s members, and may also be held by teleconference or videoconference.

11.                              The remaining Board members, Officers, employees, independent auditors, internal auditors or consultants of the Company shall attend the meetings of the Statutory Audit Committee, whenever called by it, but with no voting rights. The Officers of the Company may be called upon to provide explanations according to the meeting agenda, communicated in advance or at any time, in accordance with the discretion of the Statutory Audit Committee.

12.                              Any meeting of the Statutory Audit Committee may be confidential, in whole or in part, if, at the discretion of the Coordinator, there is a matter whose nature requires doing so, even with regard to the disclosure of the conclusions reached.

13.                              Meetings aiming at reviewing and discussing the quarterly and annual results and related reports to be issued by the Company may be held together with Fiscal Council, if convened.

CHAPTER V

DUTIES AND PRIVILEGES OF THE STATUTORY AUDIT COMMITTEE AND ITS MEMBERS

14.                             The members of the Statutory Audit Committee are subject to the same responsibilities as the members of the Board of Directors of the Company, pursuant to the provisions of Law no. 6.404/76 of the Bylaws and the Rules hereof.

15.                             The members of the Statutory Audit Committee may also be entitled to, even if separately, but always in a reasonable manner and for the sole purpose of performing the duties set forth in these Internal Rules, require directly from the Company, through the Coordinator of the Statutory Audit Committee, the corporate documents and any information they deem necessary to the effective development of the activities of the Statutory Audit Committee.

15.1.                    The Statutory Audit Committee Coordinator shall report in writing  to the Board of Directors, through its Chairman, the content of any information required from the Company, subject to the restrictions on any possible conflict of interest, according to the provisions of sections 18 and 19 of these Internal Rules.

16.                              The Statutory Audit Committee, through its Coordinator, shall require, at any time, a meeting with the Chairman of the Board of Directors.

17.                              Regardless of any prior consultation with the Board of Directors, the Statutory Audit Committee may indicate to the Board of Directors the hiring of independent professionals to conduct external audits and/or to obtain opinions on matters within their competence, and the Coordinator shall, however, give written notice to the Board of Directors, through its Chairman, of any such action.

17.1.                    For the purposes and effects of the head of this section 17, the Statutory Audit Committee shall have annual funds, reflected on the Company’s annual budget, sufficient to perform its activities, including for the payment of fees and expenses related to hiring those professionals listed on the heading of this article 17. The annual funds of the Statutory Audit Committee shall be established by the Board of Directors with a favorable opinion of the Statutory Audit Committee.

18.                               Regarding the occurrence of any conflict of interests of the Statutory Audit Committee’s members, the same rules contained in the Internal Rules of the Board of Directors of the Company shall apply.

19.                              The members of the Statutory Audit Committee have a duty of loyalty towards the Company, and may not disclose to third parties any material, privileged or strategic information of the Company that has been obtained by virtue of their office, as well as to ensure that third parties do not have access to it, and shall also be forbidden to use such information to obtain, either for themselves or for third parties, any advantage.

19.1.       For the effects of the provisions of the head of this article, the following applies:

(i)	privileged: any information provided to a specific person or group before its public disclosure;

(ii)

material: any decision of the General Meeting or the management bodies of the Company or any other act or fact occurred in its business that may significantly impact (a) the price of securities issued by the Company; or (b) the decision of investors to trade such securities; or (c) the decision of investors to exercise any rights inherent to the condition of holder of securities issued by the Company;

(iii)	strategic: any information that may grant the Company a competitive benefit or advantage towards its competitors and that, due to its relevance, should be kept confidential.

20.                              With a minimum quarterly frequency and in accordance with the forecast of the Thematic Agenda of the Board of Directors, the Coordinator of the Statutory Audit Committee shall report to the meetings of the Board of Directors the activities and recommendations of the Finance Committee.

CHAPTER VI

ANNUAL ASSESSMENTS

21.                               The Statutory Audit Committee shall monitor the Company’s Board of Officers in preparing the annual assessment as to the effectiveness of the Internal Controls (the “Annual Assessments”), including as to any changes in the internal controls regarding the preparation and disclosure of the financial statements (“Financial Internal Controls”) held during the period, and that have materially affected, or may materially affect, the Financial Internal Controls.

22.                              The conclusions of the Annual Assessment shall be submitted to the Board of Directors and, if necessary, disclosed by the Company in the format required by the legislation in force at the period, as part of the annual report form (“Annual Report”) corresponding to the year to which the assessment relates.

23.                              The Statutory Audit Committee shall recommend any measures it deems should be taken in the Annual Assessment procedure, with no limitations, interviews, forms submitting and revision of the relevant documents.

24.                              The General Manager of Governance, Risks and Compliance shall inform the Statutory Audit Committee and the external auditors of the Company about the conclusions of the Annual Assessment, including, without limitation and as applicable:

(i)                                    any relevant deficiency in the format or operation of the Financial Internal Controls that may reasonably impact the Company’s ability of archiving, processing, summarizing and reporting financial information;

(ii)                                 any significant change in the Financial Internal Controls, including any corrective actions taken or planned by the Company to suppress significant deficiency in the preparation or operation of the Financial Internal Controls;

(iii)                              any fraud, whether or not material, that involves the Board of Officers or employees of the Company who have a significant role in the Financial Internal Controls;

(iv)                             changes in the legislation applicable to the capital markets in Brazil or abroad, changes in generally accepted accounting principles in Brazil or abroad, establishment of policies to be complied with by the Company, or modification in any circumstances or perspectives that determine the need of changes in the Internal Controls;

(v)                                whether the professionals involved in the development, implementation and revision of the Internal Controls have the proper experience or whether there is a need for additional training.

25.                              The Internal Controls are regularly revised by the General Manager of the Governance, Risks and Compliance under the coordination of the Company’s CEO, with the support of the Statutory Audit Committee, in order to incorporate into them, as necessary, the conclusions obtained in the Annual Assessment.

26.                              In addition to the Annual Assessment, the CEO or the Statutory Audit Committee may decide to carry out interim assessments of Internal Controls as deemed appropriate, including if there is any significant change:

(i)                                    in the legislation applicable to the Brazilian and American capital markets;

(ii)                                 in the legislation related to Internal Controls;

(iii)                              in any other rules that should be complied with by the Company and that may have impact on the Internal Controls.

27.                              The Statutory Audit Committee shall also be entitled of drafting a summary annual report, to be submitted along with the financial statements, containing the description of (i) its activities, the results and conclusions reached and the recommendations made; and (ii) any situation in which there is a significant divergence between the Company management, the independent auditors and the Statutory Audit Committee in relation to the financial statements of the Company.

27.2.                    The Company shall keep at its registered headquarters and available to CVM, SEC and the stock exchanges where securities of the Company are listed, for a period of 5 (five) years, the annual report referred to in the section 27 above.

CHAPTER VII

TRANSITIONAL AND FINAL PROVISIONS

28.                              These Rules shall enter into force on the date of its approval by the Board of Directors and revokes any rules and procedures to the contrary.

29.                              Once these Rules are approved, they shall be promptly complied with by the Company, its Board of Officers and employees; by the Statutory Audit Committee’s members; and by the effective and alternate members of the Board of Directors; and can only be amended through the affirmative vote of the majority of the Board members.

30.                              These Rules were approved by the Board of Directors at its meeting held on July 28th, 2016 and may be revised by the Board of Directors as and when necessary to improve the Company in the application of the best practices in Corporate Governance and effective compliance with the legislation and regulations to which it is subject.

São Paulo, July 28th, 2016.

Annex 11 - INTERNAL RULES OF THE SUSTAINABILITY COMMITTEE

CHAPTER I

SUSTAINABILITY COMMITTEE

1.                                     The Sustainability Committee (the “Committee”) is a collegiate body of advice and guidance established by the Board of Directors ( “Board”), as provided in section XXII of Article 17 of the Social Statute of Fibria. ( “Fibria” or the “Company”).

2.                                     The Committee’s decisions shall be taken by consensus or by a significant majority of its members in attendance at the meetings, reporting any dissenting vote to the Board of Directors. Being an advisory body to the Fibria’s Board, the Committee’s deliberations are recommendations of the referred body. The Committee’s recommendations, when applicable, should be commented by the legal department of the Company.

CHAPTER II

MAKEUP AND OPERATION OF THE SUSTAINABILITY COMMITTEE

3.                                     The Committee will operate on a permanent basis and shal be composed of three (3) to nine (9) members, one of which shall be the Coordinator. Committee’s members shall be appointed by the Board from among: (i) its effective and alternate members; (ii) representatives of the controlling shareholders (iii) independent professionals with proven knowledge and experience in environmental, social and political management, communication, sustainability, relationships with stakeholders and related matters. The term of office of the members of the Committee shall coincide with the term of office of the Board of Directors.

3.1.        There will be no hierarchy among the members of the Committee, which shall not have, jointly or individually, any assignment in the Company’s management, with the exception of the members of the Board of Directors who are members of the Committee.

3.2.                            Committee’s members who may not obtain a remuneration due to the exercise of the position of Management’s member of the Company will have a remuneration for the role of member of the Sustainability Committee, in the amount determined by the Board of Directors.

4.                                     The Coordinator shall be responsible for the supervision and administrative organization of the Committee, being responsible, with the assistance of the Secretary, for the preparation, organization, making and distribution of agendas and minutes of the meetings and the information necessary for the discussion of matters the daily agenda.

4.1.                           With the minimum quarterly frequency, and as expected in the Thematic Agenda of the Board of Directors, the Coordinator shall report to the Board meetings the activities and recommendations of the Sustainability Committee.

5.                                     The Committee shall have as a secretary the Sustainability Officer and Corporate Relations, which shall perform the duties set forth in these Rules and other functions that might be determined by the Committee.

5.1.                           The Secretary’s duties are:

•        provide all the logistical support for the holding of meetings of the Committee, by issuing, on behalf of the Coordinator, the respective convocations and providing the necessary bookings of physical space, equipment, etc.;

•         be the secretary of the Committee, transcribing the minutes of the meetings;

•         keep the documents of the Committee organized in file.

5.2.                  To fully perform these tasks the Committee’s Secretary will have the support of the Secretary of the Board of Directors.

CHAPTER III

ROLES AND RESPONSIBILITIES

6.                                      The Committee shall have the following duties and responsibilities, as well as other assigned by the Board:

6.1.                  Advise the Board of Directors upon review and recommendation on the inclusion of the sustainability dimension in the Company’s strategic positioning as well as the risks, opportunities and measures related to issues that may have a material impact on the business in the short, medium and long term;

6.2.                  Analyze and make recommendations on the long-term sustainability goals, annually assessing the performance against these objectives;

6.3.                  Periodically review the strategies, actions and projects associated with the Company’s sustainability, assessing their effectiveness related to its positions and objectives;

6.4.                  Periodically evaluate the actions and the quality of the relationship with stakeholders, as well as the evolution of its image and reputation, making recommendations about it.

CHAPTER IV

MEETINGS

7.                                    The Committee shall meet, ordinarily, three (3) times a year, or whenever corporate interests so require, convened by the Coordinator by letter, email, telegram or facsimile, send at least five (5) days in advance. The meetings shall be held with the presence of at least five (5) members of the Committee. Regardless of the invitation formalities, all meetings at which all members of the Committee are attending will be regular meetings.

8.                                    Committee meetings may be held at the Company’s headquarters or at any other place previously agreed by the Committee’s members, and may also be held by conference call or video conference.

9.                                    Reports containing the information necessary for proper assessment and decision relating to the matters on the agenda of the meeting should be submitted to the Committee, by its Coordinator or Secretary, at least seven (7) days before the date set for each meeting.

10.                             The other Board members, Officers, employees, independent auditors or consultants of the Company shall attend the Committee’s meetings whenever called, though without voting rights.

11.                             Any Committee’s meeting may be confidential in whole or in part if, at the discretion of the Coordinator, there is a matter whose nature so dictates, including with respect to the conclusions reached.

CHAPTER V

DUTIES AND PRIVILEGES OF THE COMMITTEE AND ITS MEMBERS

12.                              Committee members are subject to the obligations of the Board of Directors, under the law, the Bylaws and this Internal Rules.

13.                              The Committee, through its Coordinator, shall have autonomy to require information to the Board, and its Coordinator shall communicate in writing to the Board, through its Chairman, the content of any information required to the Board of Officers.

14.                              With the prior approval of the Board of Directors, the Committee may hire independent professionals to conduct external audits and/or to obtain opinions on matters of their competence.

15.                              Regarding the occurrence of any Conflicts of Interest among Committee’s members, the same rules contained in the Internal Rules of the Board of Directors shall apply.

16.                              Committee’s members have duty of loyalty towards the Company and may not disclose to third parties documents or information about its business, and must maintain the confidentiality of any material, inside or strategic information of the Company, obtained by virtue of their office, as well as ensure that third parties do not have access to it, being forbidden to use information to obtain any advantage for themselves or others.

16.1.                    For the purposes of the head of this article, it is considered:

(i)                                   privileged: any information provided to a particular person or group prior to its public disclosure;

(ii)                                material: any resolution of the General Meeting or the Company’s management or any other act or fact occurred in its business that may significantly influence (a) the price of the securities issued by the Company; or (b) the decision of investors to trade such securities; or (c) the decision of investors to exercise any rights attached to securities beneficial owners of the Company;

(iii)                             strategic: any information that may give to the Company a competitive benefit or advantage towards its competitors or that, because of their importance, should be kept confidential.

CHAPTER VI

TRANSITIONAL AND FINAL PROVISIONS

17.                              These Rules shall enter into force on the date of its approval by the Board and revokes any rules and procedures contrary.

18.                              Once these Rules are approved, it shall be promptly complied with by the Company, its Officers and employees; by members of the Committee; by members of the Board of Directors, effective and alternates; and can only be amended by the affirmative vote of a majority of members of the Board.

São Paulo, July 28, 2016.

Annex 12 - Corporate Governance Policy

1.              OBJECTIVE

The Corporate Governance Policy (or simply, the “Policy”) of Fibria Celulose S.A. (“Fibria” or the “Company”) is founded on its declaration of the Company’s Vision, Mission and Values, its Bylaws, the Corporate Governance rules of the Novo Mercado segment of the BM&FBOVESPA, and the best practices published by the Instituto

Brasileiro de Governança Corporativa (“IBGC”) and the Organization for Economic Co-operation and Development (“OECD”).

This Policy consolidates the principles and practices of corporate governance adopted by Fibria. Presents, in a transparent way, the existing structures to the decision making and to protect the interests of the Company, its shareholders and the market.

2.              COVERAGE

The Company, members of the Board of Directors and its Committees, members of the Fiscal Council, the Executive Officers and all of Fibria’s employees.

3.              DEFINITIONS

BM&FBovespa: Bolsa de Valores de São Paulo (São Paulo Stock Exchange).

Company: Fibria Celulose S.A.

CVM: Comissão de Valores Mobiliários (Securities and Exchange Commission).

IBGC: Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute).

NYSE: New York Stock Exchange.

OCDE: Organização para a Cooperação e Desenvolvimento Econômico (Organizatioin for the Economic Cooperation and Development).

SEC: Securities and Exchange Commission, US regulator.

CAE: Comitê de Auditoria Estatutário (Statutory Audit Committee)

CEC: Comissão de Ética e Conduta (Ethics and Conduct Committee)

4.              GUIDELINES

4.1. Mission

Develop the business of renewable forests as a sustainable source of life.

4.2. Vision

Consolidate the planted forest area as a generator of economic value. Generate healthy profits, in tandem with environmental conservation, social inclusion and improved quality of life..

4.3. Regulatory Environment

Fibria complies in full with the Brazilian corporate law, with the provisions of foreign laws applicable to companies that have securities listed on stock exchanges in the United States, as well as the rules issued by the Stock Exchanges of São Paulo (“BM&FBOVESPA”) and New York (“NYSE”). Fibria adopts the national and international norms for bookkeeping and maintaining its listing as a publically held company, both with the Comissão de Valores Mobiliários (“CVM”) and with the United States Securities and Exchange Commission (“SEC”)..

4. 4. Principles

The best practices of corporate governance convert principles in objective recommendations, aligning interests to preserve the Company’s reputation and optimize its social value, facilitating the Company’s access to resources and contributing to its longevity. Fibria bases its activities in accordance with the following principles of governance:

•                      Corporate responsibility — to ensure the sustainability of the Company, aiming its longevity and adding its considerations of environmental and social order to the business, projects and transactions.

•                      Transparency — disclose to the stakeholders the information of which are of their interest, and not only those imposed by laws and regulations.

•                      Accounting — the governance agents (shareholders, Board of Directors’ members, Executive Officers, Fiscal Council’s members and auditors) must be accountable in their roles, assuming integrally the consequences of their acts and omissions; and

•                      Equity — fair and equal treatment of all shareholders and other stakeholders.

4.5. Shareholders’ Meetings

Shareholders’ Meetings will be held at dates and times that do not limit shareholder access, and will be convoked in the form and within the timeframes provided for by law and in the Company’s Bylaws, and in cases of more complex matters, with enough time for shareholders to evaluate any supporting materials needed to properly understand the matters on the agenda. The notice of the meeting will contain a description of the matters to be addressed and the procedures to be followed by shareholders that want to be represented in the Meetings, with the objective of facilitating participation and voting. The Company provides a Manual for Participating in Shareholders’ Meetings will be made available, with the objective of facilitating the participation of any and all investors in the Company’s Shareholders’ Meetings.

4.6. Fiscal Council

Fibria also has a Fiscal Council with a non-permanent operation, composed by 3 to 5 sitting members and an equal number of alternates, of which 2 members represent the controlling shareholders and the third represents the interests of the minority shareholders. The members of the Fiscal Council are elected at the Shareholders’ Meeting for mandates of 1 year or until the next Ordinary Shareholders’ Meeting, and may be reelected.

The principal role of the Fiscal Council is to monitor the acts of the administrators and review the financial statements and balances, and report to the shareholders. Under Brazilian corporate law, the Fiscal Council may not include members who

(i) are members of the Board of Directors;

(ii) are members of the administration;

(iii) are employees of the Company, or of subsidiaries or companies in the same group; and

(iv) are the spouses of or are related through the 3rd degree with Fibria’s administrators.

Fibria’s Fiscal Council has a set of Internal Rules that establishes the rules and procedures relating to its functioning and activities, and may rightly solicit from the Company’s administration the information necessary for its functions. The Fiscal Council’s Internal Rules are also available on the Company’s website. The Fiscal Council meets ordinarily, in accordance with the schedule approved or on an extraordinary basis when necessary, and annually reviews the recommendations of the Company’s independent auditors, in a joint meeting with the Statutory Audit Committee.

4.7. Board of Directors

Fibria’s management is professionalized, and distinguishes the role of shareholders and the responsibilities of the directors and officers. In accordance with Fibria’s Bylaws, the Board of Directors (or simply, the “Board”) is composed of, at least 5 and at most 9 sitting members, of which 20% are independent (without links to the shareholders who have signed the shareholders’ agreement, as provided by the regulations in effect), and an equal number of alternates.

Board members will not have executive roles at the Company and will be elected at the Shareholders’ Meeting for a non-staggered mandate of 2 years, after which they can be reelected. In electing Fibria’s Board members, the Shareholders’ Meeting will take into account the personal attributes of the candidates, such as leadership, reputation in the business community, recognition for following the highest moral and ethical standards of behavior, independence from the Company’s Board of Executive Officers, experience and relevant understanding of finances, accounting, corporate governance, business sustainability and the Company’s business environment, cultural and viewpoint diversity, lack of conflicts of interest and availability of sufficient time to dedicate to the responsibilities commensurate with their functions.

The Board of Directors meets at least 4 times a year and its sitting members or alternates should attend all the Board meetings and applicable Committee meetings (as discussed below). For these meetings, support materials will be distributed at least 7 days beforehand, preferentially through Fibria’s Governance Portal. Sitting Board members should not sit on the boards of directors (or equivalent bodies) of more than five (5) companies, whether listed or not, in Brazil or elsewhere, besides Fibria itself. The Form 20-F filed annually with the SEC, as well as the Formulário de Referência filled annually with the CVM, will disclose the other directorships of the Board members with other publicly held companies.

Exercise of the roles of Chairman of the Board of Directors and Chief Executive Officer of Fibria may not be combined, except in temporary and exceptional circumstance as established by the Board of Directors.

The responsibilities of the Board of Directors are established in the Company’s Bylaws and detailed in the Internal Rules of that Body, both available on Fibria’s website.

In accordance with OECD guidance, Fibria continuously provides the directors with up-to-date information, including through its Governance Portal (as discussed below), regarding the most important matters and challenges in its business, and puts together presentations for the Board regarding matters of interest to the Company, to help its members perform their tasks. When Fibria’s Board deems it necessary, for clarification or support in relation to decisions regarding important matters within its competence, it may contract, at the Company’s expense and pursuant to a budget approved in advance by the Board, opinions or consulting services from specialized independent professionals. Board members also have free access to the Company’s executives, whether they are members of the Board of Executive Officers or not, to clarify matters within their competency.

Independent consultants evaluate the performance of the Board members annually, and also evaluate the performance of the Board of Executive Officers, pursuant to pre-established parameters, to determine their degree of efficiency and establish the goals for their activity in the following year.

The Board of Directors currently has 5 Advisory Committees, composed of Board members, company employees and market specialists, which are responsible for ensuring the proper treatment and understanding of the matters for which they were constituted, and function either part-time or full-time.

4.8. Board of Directors Advisory Committees

Fibria’s Board of Directors currently has 5 Advisory Committees:

•             Statutory Audit Committee;

•             Finance Committee;

•             Innovation Committee;

•             Personnel and Compensation Committee

•             Sustainability Committee.

NOTE: The Statutory Audit Committee is entirely composed of independent Board Members who meet the independence requirements.

In addition to the Advisory Committees established on a permanent basis, the Board of Directors decided that whenever there is any matter involving Related Parties, the Board will constitute an ad-hoc committee to work on the assessment of the issue.

The Board of Directors also has a Crisis Management Core (“Board Core”), consisting of three members, one of which the Chairman of the Board of Directors to act in the supervision of the actions taken by the Company during any crises that may reach the Company.

All the Committees have a set of Internal Rules that establish the rules and procedures relating to the functioning and activities of each, which are all available on the Company’s website.

Each of the Committees evaluates its own performance annually, as a part of the evaluation of the Board of Directors, receiving the result of its own evaluation and the referred recommendation from the Board of Director to improve its performance in the future.

The Committees have autonomy to solicit information from the Board of Executive Officers, wherein the respective Coordinator must communicate in writing to the Board, through its Chairman, the substance of any information requested from the Board of Executive Officers, subject to the restrictions with respect to any conflicts of interest, in accordance with the precepts established in their Internal Rules.

4.9. Board of Executive Officers

The Board of Executive Officers will be composed of at least 3 and at most 10 executive officers elected by the Board of Directors to a term of 1 year, who may be reelected, including a Chief Executive Officer and others without specific designations. The Board of Executive Officers is responsible for administering and managing corporate affairs and operating activities, implementing the strategic plan established by the Board of Directors, and studying and developing strategic projects, subject to approval by the Board of Directors. The Board of Executive Officers meets at least once a month, or whenever necessary, and its decisions are plenary. The Internal Rules of the Board of Executive Officers establish the rules and procedures relating to its functioning, activities and decisions.

4.10. Board of Executive Officers Advisory Committees

Fibria’s Board of Executive Officers may have internal management Committees in order to advise it in the analysis and treatment of specific issues. Currently, Fibria has ten (10) committees, namely:

•                  Systemic Sustainability Evaluation Committee;

•                  Contracting Service Committee;

•                  Credit Committee;

•                  Information Disclosure Committee;

•                  Ethics and Conduct Committee;

•                  Crisis Management Committee;

•                  Local Relationship Committee;

•                  Market Risk Committee;

•                  Information Security Committee;

•                  Insurance Committee.

All Committees have an Internal Regulation, which sets forth the rules and procedures relating to the operation and activities of each body.

4.11. External Audit

The Company contract annually audit services, in compliance with three essential assumptions: technical issue, independency and the revolving issue to conduct the audit.

The scope of services covers: review of quarterly information, financial statements audit and internal controls audit. The results of the works are reported to the Statutory Audit Committee.

Statutory Audit Committee is responsible to exam the independent auditor. Statutory Audit Committee have to suggest companies to contract and to dismiss, inspect the quality of the services, evaluate the independency, register situations with discrepancy between the management and auditors. The Board of Directors is responsible for the auditors’ selection, guided by Statutory Audit Committee.

It is under the Management responsibility the negotiation of fees with the independent auditors, but it is up to the Statutory Audit Committee to approve the audit fees and ensure proper remuneration of such auditors so they can designate well-trained and highly experienced staff.

The performance, by the same independent audit firm, of extra-audit services, which are not the audit of financial statements, should:

•                  Be analyzed and approved in advance;

•                  Ensure the required objectivity and independence of the independent auditor.

The Board of Directors with the support of Statutory Audit Committee should ensure that the independent auditors comply with professional independence rules.

4.12. Internal Audit

Fibria has an area of internal audit with reports to the CEO and to Statutory Audit Committee, which is an Advisory Committee to the Board of Directors. The structure evaluate periodically the process in an independent way, verify the reliability with the politics and rules adopted to the firm and evaluate internal frauds, depletion of resources or equity damage. Is the responsible for the verification with basis in the risk matrix, internal controls matrix and leaders’ and statutory Audit Committee members’ considerations.

The scope of work is approved annually by the Statutory Audit Committee and covers: structural process review, investigation, follow-up of recommendations and continuous audit of risk indicators.

In case of partial outsourcing of this activity, internal audit services should not be exercised by the same company that provides independent audit services.

4.13. Ethics and Ombudsman

Fibria’s communication channels are accessible to internal and external publics. Questions with respect to the Code of Conduct that are sent through these channels are treated impartially and transparently, with assurances of confidentiality of the information and secrecy of the identity of the people involved, in order to promote a better business environment for all. Fibria instituted an Ombudsman, nominated by the Board of Executive Officers and approved by the Board of Directors, who provides periodic reports to the Statutory Audit Committee, to the external auditors and to the administration itself.

Through the Ombudsman, it is possible to clarify doubts of interpretation and send complaints regarding non-compliance with the Code of Conduct, such as corruption, briberies, fraud, environmental violations, false information, inappropriate accounting records, inappropriate use of company assets, discrimination unethical behavior and procedures.

It is due to the Ethics and Ombudsman area conduct the Ethics’ Program in the Company, developing memorandums and trainings about corporate ethics, highlighting these to the direct and outsourced employees, to the relevance of the subject daily, aiming a safe and secure environment and continuity of the business.

4.14. Risk Management

Fibria has an area to manage the risks with reporting to the CEO and to the Statutory Audit Committee. The structure evaluate periodically the business risks in an independent way, in a proactive approach aiming the Company reduction of vulnerability to the existent risks.

The responsible for critical/priors risks management is the CEO and the Board of Directors. The critical risks should be well articulated, as well as should have discussion and consensus regarding the treatments actions. The understanding of the critical risks should be enhanced, in a way to be understandable the main and related causes.

It is due to the Risk Management team to be the staff of the implementation of the process and the risk management culture in the Company, promoting the understanding of priorities regarding the identification, treatment and controlling of the risks in the other areas.

The structure must also support the organization in Crisis Management processes and Business Continuity Plans, providing consulting, training and simulation.

4.15. Controls and Compliance

To Fibria, be in compliance means comply with and enforce law, regulations and commitments, internal and external, assumed voluntarily or imposed to the Company’s activities.

Fibria has an area of Controls and Compliance with reporting to the CEO and to the Statutory Audit Committee. This structure periodically monitors the design and the effectiveness of these controls, proposing improvements in the process, with focus on reduction of vulnerability of the internal controls’ environmental.

The Control and Compliance area is responsible for the supervision the Compliance Program of the Company, assisting other areas in preventive monitoring of compliance.

This initiative aims to ensure the compliance with Certifications, Agreements, Commitment Terms, Licenses, Reports, Laws and Rules.

It is due to the Control and Compliance team disseminate the internal controls and compliance culture in the Company.

4.16. New Market

The corporate governance practices that Fibria has voluntarily adopted are compatible with its listing as of May 2010 on the Novo Mercado segment, the highest level of Corporate Governance of the BM&FBOVESPA, before which it had been listed at Level 1 since 2001. Highlights of the practices Fibria has adopted include issuing only common shares; a commitment to maintain at least 25% of its shares in the free float; a commitment to undertake public offers to place shares through mechanisms that favor the diffusion of capital; constant improvement of the information disclosed periodically, which is consolidated and submitted for special review by the independent auditors; ample disclosure of transactions involving controlling shareholders or Company administrators, as well as shareholders’ agreements; beyond publication of an annual schedule of corporate events.

4.17. Adherence to Sarbanes-Oxley Act

The Company certifies compliance with the Sarbanes-Oxley (SOX) standards, acting in accordance with the best practices of corporate governance. In upgrading internal procedures, all areas of the Company are involved in the diagnosis of risks and the internal controls necessary for certification pursuant to the SOX legislation, which seeks to ensure the reliability of the financial and accounting statements of companies listed on stock exchanges in the United States.

4.18. Code of Conduct

Fibria’s Code of Conduct was finalized and approved by the Board of Directors in April 2010  and since then every two years the need for document review, in line with good governance practices, is evaluated. The last update was made in 2014.

The document, which incorporates the ethical principles included in the declaration of the Mission, Vision and Values of the Company, was prepared by a group composed of representatives from a variety of areas within Fibria and is applicable to all employees direct and indirect, at all levels, without exception. Each employee receives a copy of the Code of Conduct and signs a Certificate of Receipt and understanding, which is kept in their file.

Besides the distribution of the printed document, the Company’s Code of Conduct is also disclosed through various other means, either permanently or in communication enhancement campaigns: company website, intranet, emails, Florestal Radio, presentations at the Units Results Meeting, training, workshops, among others.

Aiming at improving the governance and implementation of the Code of Conduct, Fibria has an Ethics and Conduct Committee (“CEC”) established. The Committee, comprised by members of company’s Executive Officers and management, examines controversial situations, ensures uniformity of the measures adopted in the resolution of similar cases and establishes criteria for the treatment of ethical dilemmas and/or situations not provided for in the Code.

It is the role of the leaders, at all levels, to ensure that their subordinates and contractors know and apply the principles of the Code of Conduct. Suggestions for improvements should be forwarded to the Ethics and Conduct Committee through the leadership or the Ombudsman channel. It is up to the Committee to analyze them and propose them to Fibria Board of Directors for inclusion in the next edition, if relevant.

It is up to the leaders, at all levels, to ensure that their subordinates and contractors know and apply the precepts of the Code of Conduct. Suggestions for improvements should be sent to the Ombudsman.

4.19. Corporate Governance Portal

Fibria makes guidance materials available to the elected members of the Board of Directors, Committees, Fiscal Council and Board of Executive Officers, through its Corporate Governance Portal, with the objective of familiarizing them with the Company’s operations, plans, business environment and corporate governance practices.

Fibria’s Governance Portal is an interactive, internet-based tool that complies with the good practices of corporate governance (IBGC) and that can be accessed from any location, within or outside Fibria, to facilitate controlled consultation by the directors and officers with the information necessary to perform their legal and statutory responsibilities.

The content is managed so as to permit the publication of documents and text with defined levels of security, permitting collaboration between the members of the same body in virtual work spaces.

4.20. Conflicts of Interest

In accordance with the provisions of the Bylaws, the Company, its shareholders, administrators and the members of the Fiscal Council commit themselves to resolve, through arbitration, any and all disputes or controversies that may arise between them.

As established in the Internal Rules of the respective bodies and in the Company’s Code of Conduct, the members of the Board of Directors, its Committees and the Board of Executive Officers must abstain from making or intervening in any corporate transaction or decision in which they have interests that conflict with those of Fibria or its subsidiaries and the shareholders, as well as participating or intervening in any related determination made by their peers, and must make their impediment known to the Chairman of the Board, to the Coordinator of the respective Committee or the Company’s Chief Executive Officer, as applicable, and have the nature and extent of their interest included in the minutes of the meeting of the respective body.

4.21. Prevention of Corruption

Fibria shall work for the maintenance of its business within the highest levels of integrity and transparency, following the guidelines established in its Anticorruption

Policy. The Company shall perform periodically trainings for the high leadership and other executives regarding the anticorruption issues.

4.22.                             Related-Party Transactions (arm’s-length principle)

The Board of Directors is responsible, in accordance with the provisions of the Transactions Policy with Related Parties for ensuring that any contracting between the Company and related parties, including shareholders or persons linked to them, administrators and members of any of its corporate bodies, is done on equitable or reasonable terms identical to those that prevail in the market or that the Company would contract with third parties, and that these transactions are clearly reflected in its financial statements and in specific communications in compliance with the provisions of the Regulations of the Novo Mercado segment of the BM&FBOVESPA.

4.23. Management Compensation

The global amount of compensation of the management is set annually at the Ordinary Shareholders’ Meeting, while the Board of Directors, in light of the recommendations of the Personnel and Compensation Committee, establishes the guidelines for its distribution among the members of the Board of Directors itself, Fiscal Council, Statutory Audit Committee and the Board of Executive Officers. The monthly fixed compensation of the members of the Board of Directors, Fiscal Council, Statutory Audit Committee and Advisory Committees are review annually and are entitled to a compensation backed by market researches done by specialized and independent company, in addition to the usual benefits approved by the Board of Directors and reimbursement of expenses incurred to participate in Board activities or on its Committees.

In accordance with the paragraph 3 of the Article 162, Law no. 6404/76, released in December 15th 1976, related to the Brazilian Corporate Law, , the compensation of Fiscal Council members’, for each member, cannot be less than 10% of the Board of Directors average compensation, not including the benefits, commissions or profit sharing. The Executive and Non-Executive Officers have a compensation weighted on:

(i) Fixed amount, based on market researches;

(ii) Annual variable amount, related to individuals and corporate targets of development.

(iii) Variable invested amount which the executive may resign to receive part of his annual variable in order to invest in the growth of the Company’s value, measured by his shares issued by the Company;

(iv) Long term incentive, that aim the retention of the key-executives and align their expectations to the shareholders, in value added through solid results and in a long term, beyond the usual benefits.

As of 2014, Fibria offers a General Stock Option Plan (“Stock Option Plan”) for shares issued by the Company, in accordance with the Policy approved by the Board of Directors’ meeting held on April 25, 2014. The Stock Option Plan has the objective of turns possible to the Company attract and retain its Statutory and Non-Statutory Officers and management level executives, and is subjected to certain conditions to be approved by the Board of Directors, in accordance with the applicable Policy, as well as obtain a better alignment of its interests and shareholders’ interests and the sharing of the risks related to the capital market.

The expenses and compensation of the Management are audited annually by an independent auditor. The audit opinion with reference to the expenses is sent to the Statutory Audit Committee, while the opinion relating to compensation sent to the Personnel and Compensation Committee, as disclosed in the 20-F and the Formulário de Referência filed respectively with the SEC and the CVM.

4.24. Trading in Fibria’s shares

The Company has a Policy for Trading in Securities Issued by Fibria, which is available on its website.

4.25. Insider Information

The Company has a policy for disclosure and use of information about material acts or facts in effect, pursuant to which its administrators, members of technical and consultative bodies and fiscal council, as well as its employees, consultants, service providers and any person that, as a result of their role or function, has access to information that has not been disclosed to the market and that may considerably influence the trading price of Fibria’s securities, must maintain confidentiality with regard to such information, and prohibits, pursuant to applicable law, avail of it to gain advantage, for themselves or for others, through the purchase or sale of securities.

5. RESPONSIBILITIES

It is the duty of the members of Fibria’s Board of Directors and its Committees, members of the Supervisory Board, the Executive Board and all employees to ensure compliance with and respect to the provisions of this Policy.

6. ASSOCIATED BUSINESS RISKS

6.1. STRATEGIC

6.1.1. Internal

a) Communication failures

6.1.2. External

a) Non integrated business posture

b) Inadequate business evaluation

6.2. COMPLIANCE

6.2.1. Internal

a) Non-adherence to rules and procedures

6.2.2. External

a) Legal

b) Regulation

6.3. OPERATIONAL RISKS

6.3.1. Processes

a) Not meeting the stakeholders’ expectations

6.3.2. Righteousness/Ethics

a) Illegal activities / Unethical management

7. ATTACHMENTS

Illustration of Corporate Governance Focus at Fibria.

[Legend]

Internal Corporate Governance Focus
Improvement of decisions		Preservation of the value
Board of Directors	Executive Board	Risk Management	Controls and Compliance
Board Committees	Management Committees	Ethics and Ombudsman	Internal Audit

External Corporate Governance Focus
Principles		Rules and Best Practices
Transparency	Equity	SEC/CVM	OCDE/IBGC
Accountability	Corporate Responsibility	NYSE/BOVESPA	Controlling Shareholders

8. APPROVAL

This Policy came into force on 07/01/2010 and was revised at the Board of Directors meeting held on 07/28/2016.

Annex 13 - EXERPT FROM MARKET RISK MANAGEMENT POLICY

On July 28, 2016, Fibria’s Board of Directors approved the annual revision of the Company’s Market Risk Management Policy.

The Market Risk Management Policy is the policy that determines the broad market risk management parameters. Under the master policy we have: Cash Investment Management, Foreign Exchange Risk Management, Interest Rate Risk Management, Pulp Price Risk Management, Counterparty and Issuer Risk Management and Indebtedness Management.

The investment management has the purpose of managing market risk, liquidity risk and counterparty risk of the Company’s cash investment. The Policy defines: eligible financial instruments, a minimum amount on low risk assets (Brazilian or U.S. treasury) and eligible counterparty or issuer. For the credit risk control, it has maximum concentration limits on private counterparty. All onshore hedging operations and cash investments are registered on the securities clearinghouse (CETIP).

For cash investments on private counterparties or issuers, it applies the following parameters:

•                  Minimum global rating “BBB+” (S&P/Fitch) or “Baa1” (Moody’s), for counterparties outside Brazil;

•                  Minimum Brazilian rating “A” (S&P/Fitch) or “A2” (Moody’s), for counterparties in Brazil;

•                  A maximum allocation per counterparty of the least of:

•                  Up to 10% of the counterparty net worth (according to the counterparty rating);

•                  Up to 25% of Fibria’s total cash per counterparty for cash investments in Brazil (according to the counterparty rating);

•                  Up to 27,5% of Fibria’s total cash per counterparty cash investments outside Brazil (according to the counterparty rating);

•                  Up to 15% of Fibria’s net worth.

The Company will maintain a Minimum Cash Balance, as defined below, in order to avoid that any cash flow mismatches jeopardizes its liquidity.

The Minimum Cash Balance is defined as the sum of: (i) the minimum cash necessary to support Fibria´s operational cash conversion cycle; (ii) the minimum cash necessary to support short term debt service, which includes interest and principal (for the next 12 months); (iii) income tax and other fiscal contributions (for the next 12 months); and (iv) revolving credit facilities (Revolver / Stand by facility), provided that the remaining term is longer than 360 days.

In addition, the Company may seek additional liquidity, through a revolving credit facility, to meet the minimum cash balance according to rating agencies methodology.

The market risk management objective is to protect the potential cash generation in Brazilian Real using hedging instruments (for interest rates, foreign exchange rates and pulp price). For the use of hedging instruments applies the following parameters and rules:

•                  Have an effective or highly probable exposition to hedge;

•                  Not have leverage;

•                  Use only the approved instruments: Plain Vanilla Swap, Forward, Call, Put, Collar or Futures (BM&F Bovespa);

•                  Adequate concentration on private counterparty by credit rating;

•                  Daily derivatives fair value monitoring;

•                  Compliance of the cash flow’s hedged position for the maximum tenor of 12 months, which can be up to 18 month with the Financial Committee recommendation. Unusually for the period from the start of construction of Três Lagoas 2 Project until it has reached its full operational capacity, cash flow hedge position may reach the limit of 36 months;

•                  For loan’s hedged position, the maximum tenor and amount are determined by the underlying’s loan terms.

•                  Annual revision of the Market Risk Policy and its complementary policies.

The annual Policy revision is approved by the Board of Directors.

The company has a Market Risk Commission, responsible for the technical analysis and monitoring its financial transactions. This Commission gathers every two months and has members of the Financial department and the Governance, Risk and Compliance department. The Financial Committee, composed mainly by Stockholders, which gathers at least 6 times per year, is consulted,informed and provides recommendation to the Board of the Company’s main financial operations.

The Governance, Risk and Compliance department is responsible for the control and compliance of the market risk exposure of the Company. It reports independently for the CEO and for all other departments and Committees involved in this process. The Treasury department is responsible for the execution and management of the financial transactions.

The monitoring is done by an internal system that allows the company to have a daily mark-to-market data and other exposure analysis. The company also has an internal mark-to-market manual and risk exposure manual, revised by a specialized risk consulting firm, which determines the methodology used for derivatives calculations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO